FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2026
Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐

BANCO SANTANDER, S.A.
________________________

TABLE OF CONTENTS

Part 1. Interim unaudited consolidated financial statements	3

Interim condensed consolidated financial statements
5	Condensed consolidated balance sheets

7	Condensed consolidated income statements

8	Condensed consolidated statements of recognised income and expense

9	Condensed consolidated statements of changes in total equity

11	Condensed consolidated statements of cash flows

Explanatory notes to the interim condensed consolidated financial statements
12	Note 1: Introduction, basis of presentation of the interim condensed consolidated financial statements and other information
15	Note 2: Grupo Santander
18	Note 3: Shareholder remuneration system and earnings per share
20	Note 4: Remuneration and other benefits paid to Banco Santander's directors and senior managers
22	Note 5: Financial assets
25	Note 6: Non-current assets held for sale and liabilities associated with non-current assets held for sale
28	Note 7: Tangible assets
28	Note 8: Intangible assets
29	Note 9: Financial liabilities
31	Note 10: Provisions
37	Note 11: Equity
41	Note 12: Segment information (primary segment)
43	Note 13: Related parties
46	Note 14: Off-balance-sheet exposures
46	Note 15: Average headcount and number of branches
47	Note 16: Other disclosures
59	Note 17: Regulatory financial reporting framework

GRUPO SANTANDER
CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 30 SEPTEMBER 2026 AND 31 DECEMBER 2025
(EUR million)

ASSETS	Note	30-09-2026	31-12-2025 (*)
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		162,336	152,281

FINANCIAL ASSETS HELD FOR TRADING	5	317,169	252,318
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	5	8,907	7,761
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	5	7,810	8,046
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	5	79,584	74,612
FINANCIAL ASSETS AT AMORTISED COST	5	1,414,627	1,202,689
HEDGING DERIVATIVES		5,965	3,931

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		(1,325)	50

INVESTMENTS		7,980	7,052
Joint venture entities		2,249	1,956
Associated entities		5,731	5,096

ASSETS UNDER REINSURANCE CONTRACTS		221	223

TANGIBLE ASSETS	7	26,477	27,438
Property, plant and equipment		25,588	26,416
For own-use		12,442	11,663
Leased out under an operating lease		13,146	14,753
Investment properties		889	1,022
Of which : Leased out under an operating lease		695	860
INTANGIBLE ASSETS	8	26,135	17,308
Goodwill		18,923	11,958
Other intangible assets		7,212	5,350

TAX ASSETS		32,380	30,076
Current tax assets		11,439	11,132
Deferred tax assets		20,941	18,944

OTHER ASSETS		11,237	8,719
Insurance contracts linked to pensions		61	67
Inventories		4	7
Other		11,172	8,645

NON-CURRENT ASSETS HELD FOR SALE	6	2,831	75,011
TOTAL ASSETS		2,102,334	1,867,515
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at 30 September 2026.

January - September 2026	5

GRUPO SANTANDER
CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 30 SEPTEMBER 2026 AND 31 DECEMBER 2025
(EUR million)

LIABILITIES	Note	30-09-2026	31-12-2025 (*)
FINANCIAL LIABILITIES HELD FOR TRADING	9	218,458	171,546
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	9	44,042	42,148
FINANCIAL LIABILITIES AT AMORTISED COST	9	1,657,662	1,421,184
HEDGING DERIVATIVES		6,272	4,248
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		(121)	49
LIABILITIES UNDER INSURANCE CONTRACTS		22,466	18,737
PROVISIONS		8,712	8,355
Pension and other post-retirement obligations	10	1,602	1,656
Other long term employee benefits	10	985	993
Taxes and other legal contingencies	10	3,028	2,989
Contingent liabilities and commitments	14	784	713
Other provisions	10	2,313	2,004
TAX LIABILITIES		9,739	9,568
Current tax liabilities		4,089	3,664
Deferred tax liabilities		5,650	5,904
OTHER LIABILITIES		16,704	15,937
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	6	—	62,995
TOTAL LIABILITIES		1,983,934	1,754,767
SHAREHOLDERS´ EQUITY		145,931	141,144
CAPITAL	11	7,278	7,345
Called up paid capital		7,278	7,345
Unpaid capital which has been called up		—	—
SHARE PREMIUM		35,156	36,792
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		—	—
Equity component of the compound financial instrument		—	—
Other equity instruments issued		—	—
OTHER EQUITY		456	273
ACCUMULATED RETAINED EARNINGS		102,453	91,959
REVALUATION RESERVES		—	—
OTHER RESERVES		(8,451)	(7,532)
(-) OWN SHARES		(1,533)	(96)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT	3	12,405	14,101
(-) INTERIM DIVIDENDS		(1,833)	(1,698)
OTHER COMPREHENSIVE INCOME (LOSS)	11	(34,419)	(37,974)
Items not reclassified to profit or loss		(2,709)	(4,121)
Items that may be reclassified to profit or loss		(31,710)	(33,853)
NON-CONTROLLING INTEREST	6	6,888	9,578
Other comprehensive income		(1,995)	(1,947)
Other items		8,883	11,525
TOTAL EQUITY		118,400	112,748
TOTAL LIABILITIES AND EQUITY		2,102,334	1,867,515
MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS	14
Loan commitments granted		342,782	321,234
Financial guarantees granted		19,122	17,449
Other commitments granted		180,388	148,118
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at 30 September 2026.

6	January - September 2026

GRUPO SANTANDER
CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2026 AND 2025
(EUR million)

		(Debit) / Credit
	Note	01-07-2026 to 30-09-2026	01-07-2025 to 30-09-2025 (*)	01-01-2026 to 30-09-2026	01-01-2025 to 30-09-2025 (*)
Interest income		28,089	24,987	80,425	76,325
Financial assets at fair value through other comprehensive income		1,637	1,404	5,011	4,140
Financial assets at amortised cost		21,205	19,316	60,795	58,116
Other interest income		5,247	4,267	14,619	14,069
Interest expense		(16,255)	(14,639)	(45,880)	(44,766)
Interest income/ (charges)		11,834	10,348	34,545	31,559
Dividend income		135	88	759	559
Income from companies accounted for using the equity method		246	148	722	480
Commission income		4,856	4,237	14,136	12,790
Commission expense		(1,358)	(1,078)	(3,787)	(3,289)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net		(182)	154	(124)	162
Financial assets at amortised cost		(71)	(12)	(100)	(26)
Other financial assets and liabilities		(111)	166	(24)	188
Gain or losses on financial assets and liabilities held for trading, net		(270)	339	301	1,040
Reclassification of financial assets at fair value through other comprehensive income		—	—	—	—
Reclassification of financial assets at amortised cost		—	—	—	—
Other gains (losses)		(270)	339	301	1,040
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss		175	149	355	672
Reclassification of financial assets at fair value through other comprehensive income		—	—	—	—
Reclassification of financial assets at amortised cost		—	—	—	—
Other gains (losses)		175	149	355	672
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net		541	(118)	757	(419)
Gain or losses from hedge accounting, net		69	7	29	(6)
Exchange differences, net		14	90	(239)	204
Other operating income (**)		406	476	1,088	1,221
Other operating expenses		(596)	(594)	(1,901)	(1,790)
Income from insurance and reinsurance contracts		112	114	359	351
Expenses from insurance and reinsurance contracts		(91)	(90)	(287)	(286)
Total income		15,891	14,270	46,713	43,248
Administrative expenses		(5,650)	(5,236)	(16,518)	(16,008)
Staff costs		(3,586)	(3,327)	(10,516)	(10,063)
Other general and administrative expenses		(2,064)	(1,909)	(6,002)	(5,945)
Depreciation and amortisation cost		(787)	(796)	(2,454)	(2,422)
Provisions or reversal of provisions, net		(672)	(697)	(2,422)	(1,709)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from modifications		(3,476)	(2,848)	(10,047)	(9,372)
Financial assets at fair value through other comprehensive income		(73)	3	(93)	(52)
Financial assets at amortised cost	5	(3,403)	(2,851)	(9,954)	(9,320)
Impairment of investments in subsidiaries, joint ventures and associates, net		—	—	—	—
Impairment on non-financial assets, net		(497)	(41)	(527)	(188)
Tangible assets		1	(14)	(13)	(128)
Intangible assets		(488)	(25)	(496)	(53)
Others		(10)	(2)	(18)	(7)
Gain or losses on non financial assets and investments, net		26	10	42	(22)
Negative goodwill recognised in results		(2)	—	3	22
Gains or losses on non-current assets held for sale not classified as discontinued operations	6	(5)	(5)	(1)	212
Operating profit/(loss) before tax		4,828	4,657	14,789	13,761
Tax expense or income from continuing operations		(1,192)	(1,193)	(3,634)	(3,560)
Profit/(loss) for the period from continuing operations		3,636	3,464	11,155	10,201
Profit/( loss) after tax from discontinued operations		—	426	1,895	1,152
Profit/(loss) for the period		3,636	3,890	13,050	11,353
Profit attributable to non-controlling interests		204	386	645	1,016
Profit/(loss) attributable to the parent		3,432	3,504	12,405	10,337
Earnings/(losses) per share	3
Basic		0.23	0.23	0.83	0.66
Diluted		0.22	0.23	0.82	0.66
(*) Presented for comparison purposes only (see Note 1.e).
(**) Includes -EUR 503 million at 30 September 2026 (-EUR 348 million at 30 September 2025) derived from the net monetary loss generated in Argentina as a result of the application of IAS 29 Financial reporting in hyperinflationary economies.
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated income statement for the nine-month period ended 30 September 2026.

January - September 2026	7

GRUPO SANTANDER
CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE
FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2026 AND 2025
(EUR million)

		(Debit) / Credit		(Debit) / Credit
	Note	01-07-2026 to 30-09-2026	01-07-2025 to 30-09-2025 (*)	01-01-2026 to 30-09-2026	01-01-2025 to 30-09-2025 (*)
CONSOLIDATED PROFIT/(LOSS) FOR THE PERIOD		3,636	3,890	13,050	11,353
OTHER RECOGNISED INCOME AND EXPENSE		(628)	(537)	2,483	(1,911)
Items that will not be reclassified to profit or loss	11	400	(271)	289	45
Actuarial gains and losses on defined benefit pension plans		(24)	(54)	(183)	(33)
Non-current assets held for sale		—	(1)	—	(12)
Other recognised income and expense of investments in subsidiaries, joint ventures and associates		(4)	2	1	3
Changes in the fair value of equity instruments measured at fair value through other comprehensive income		447	(122)	427	141
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net		—	—	—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		6	8	50	(87)
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		(6)	(8)	(50)	87
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		(12)	(168)	12	(108)
Income tax relating to items that will not be reclassified		(7)	72	32	54
Items that may be reclassified to profit or loss	11	(1,028)	(266)	2,194	(1,956)
Hedges of net investments in foreign operations (effective portion)	11	76	(168)	(762)	588
Revaluation gains (losses)		76	(168)	(762)	588
Amounts transferred to income statement		—	—	—	—
Other reclassifications		—	—	—	—
Exchange differences	11	260	159	3,997	(3,381)
Revaluation gains (losses)		260	159	3,997	(3,381)
Amounts transferred to income statement		—	—	—	—
Other reclassifications		—	—	—	—
Cash flow hedges (effective portion)		(1,460)	(100)	(1,743)	592
Revaluation gains (losses)		(1,675)	225	(2,325)	(41)
Amounts transferred to income statement		215	(325)	582	633
Transferred to initial carrying amount of hedged items		—	—	—	—
Other reclassifications		—	—	—	—
Hedging instruments (items not designated)		(15)	15	19	15
Revaluation gains (losses)		(7)	31	25	31
Amounts transferred to income statement		(8)	(16)	(6)	(16)
Other reclassifications		—	—	—	—
Debt instruments at fair value with changes in other comprehensive income		(240)	(291)	(571)	413
Revaluation gains (losses)		(422)	(172)	(695)	494
Amounts transferred to income statement		182	(119)	124	(81)
Other reclassifications		—	—	—	—
Non-current assets held for sale		—	(11)	558	167
Revaluation gains (losses)		—	(28)	—	150
Amounts transferred to income statement		—	17	558	17
Other reclassifications		—	—	—	—
Share of other recognised income and expense of investments		25	36	113	8
Income tax relating to items that may be reclassified to profit or loss		326	94	583	(358)
Total recognised income and expenses for the year		3,008	3,353	15,533	9,442
Attributable to non-controlling interests		134	370	691	968
Attributable to the parent		2,874	2,983	14,842	8,474
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognised income and expense for the nine-month period ended 30 September 2026.

8	January - September 2026

GRUPO SANTANDER
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2026 AND 2025
(EUR million)

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Other items
Balance as at 31-12-2025 (*)	7,345	36,792	—	273	91,959	—	(7,532)	(96)	14,101	(1,698)	(37,974)	(1,947)	11,525	112,748
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as at 01-01-2026 (*)	7,345	36,792	—	273	91,959	—	(7,532)	(96)	14,101	(1,698)	(37,974)	(1,947)	11,525	112,748
Total recognised income and expense	—	—	—	—	—	—	—	—	12,405	—	2,437	46	645	15,533
Other changes in equity	(66)	(1,636)	—	183	10,494	—	(919)	(1,437)	(14,101)	(135)	1,118	(94)	(3,287)	(9,880)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	(231)	(5,030)	—	—	—	—	231	5,030	—	—	—	—	—	—
Dividends	—	—	—	—	(1,800)	—	—	—	—	(1,833)	—	—	(448)	(4,081)
Purchase of equity instruments	—	—	—	—	—	—	(17)	(7,454)	—	—	—	—	—	(7,471)
Disposal of equity instruments	—	—	—	—	—	—	16	987	—	—	—	—	—	1,003
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	12,294	—	(1,009)	—	(14,101)	1,698	1,118	(94)	94	—
Increases (decreases) due to business combinations	165	3,394	—	—	—	—	445	—	—	—	—	—	(3,052)	952
Share-based payment	—	—	—	(86)	—	—	—	—	—	—	—	—	—	(86)
Others increases or (-) decreases of the equity	—	—	—	269	—	—	(585)	—	—	—	—	—	119	(197)
Balance as at 30-09-2026	7,278	35,156	—	456	102,453	—	(8,451)	(1,533)	12,405	(1,833)	(34,419)	(1,995)	8,883	118,400
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the nine-month period ended 30 September 2026.

January - September 2026	9

GRUPO SANTANDER

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2026 AND 2025
(EUR million)

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Other items
Balance as at 31-12-2024 (*)	7,576	40,079	—	217	82,326	—	(5,976)	(68)	12,574	(1,532)	(36,595)	(2,020)	10,746	107,327
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as at 01-01-2025 (*)	7,576	40,079	—	217	82,326	—	(5,976)	(68)	12,574	(1,532)	(36,595)	(2,020)	10,746	107,327
Total recognised income and expense	—	—	—	—	—	—	—	—	10,337	—	(1,863)	(48)	1,016	9,442
Other changes in equity	(133)	(1,587)	—	54	9,628	—	(1,204)	(464)	(12,574)	(172)	454	20	(877)	(6,855)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	(133)	(1,587)	—	—	—	—	133	1,587	—	—	—	—	—	—
Dividends	—	—	—	—	(1,643)	—	—	—	—	(1,704)	—	—	(852)	(4,199)
Purchase of equity instruments	—	—	—	—	—	—	—	(2,612)	—	—	—	—	—	(2,612)
Disposal of equity instruments	—	—	—	—	—	—	32	561	—	—	—	—	—	593
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	11,271	—	(683)	—	(12,574)	1,532	454	20	(20)	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	(5)	(5)
Share-based payment	—	—	—	(67)	—	—	—	—	—	—	—	—	—	(67)
Others increases or (-) decreases of the equity	—	—	—	121	—	—	(686)	—	—	—	—	—	—	(565)
Balance as at 30-09-2025 (*)	7,443	38,492	—	271	91,954	—	(7,180)	(532)	10,337	(1,704)	(38,004)	(2,048)	10,885	109,914
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the nine-month period ended 30 September 2026.

10	January - September 2026

GRUPO SANTANDER
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2026 AND 2025
(EUR million)

	Note	30-09-2026	30-09-2025 (*)
A. CASH FLOWS FROM OPERATING ACTIVITIES		12,925	(7,818)
Profit/(loss) for the period		13,050	11,353
Adjustments made to obtain the cash flows from operating activities		20,215	24,130
Depreciation and amortisation cost		2,454	2,422
Other adjustments		17,761	21,708
Net increase/(decrease) in operating assets		153,734	77,303
Financial assets held-for-trading		59,628	21,631
Non-trading financial assets mandatorily at fair value through profit or loss		885	1,515
Financial assets at fair value through profit or loss		(256)	182
Financial assets at fair value through other comprehensive income		(8,034)	(8,306)
Financial assets at amortised cost		98,559	62,528
Other operating assets		2,952	(247)
Net increase/(decrease) in operating liabilities		136,960	36,255
Financial liabilities held-for-trading		44,742	14,205
Financial liabilities designated at fair value through profit or loss		1,649	717
Financial liabilities at amortised cost		91,740	22,721
Other operating liabilities		(1,171)	(1,388)
Income tax recovered/(paid)		(3,566)	(2,253)
B. CASH FLOWS FROM INVESTING ACTIVITIES		1,649	310
Payments		18,703	5,980
Tangible assets	7	4,484	4,479
Intangible assets		1,098	1,264
Investments		338	50
Subsidiaries and other business units	2	10,268	187
Non-current assets held for sale and associated liabilities	6	2,515	—
Other payments related to investing activities		—	—
Proceeds		20,352	6,290
Tangible assets	7	4,323	3,919
Intangible assets		—	—
Investments		209	339
Subsidiaries and other business units		8,041	54
Non-current assets held for sale and associated liabilities	6	7,779	1,978
Other proceeds related to investing activities		—	—
C. CASH FLOW FROM FINANCING ACTIVITIES		(9,382)	(10,518)
Payments		13,307	12,924
Dividends	3	1,800	1,643
Subordinated liabilities		3,156	7,417
Redemption of own equity instruments		—	—
Acquisition of own equity instruments		7,454	2,612
Other payments related to financing activities		897	1,252
Proceeds		3,925	2,406
Subordinated liabilities		2,798	1,768
Issuance of own equity instruments	11	—	—
Disposal of own equity instruments		1,010	607
Other proceeds related to financing activities		117	31
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		2,348	(8,975)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		7,540	(27,001)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		154,796	192,208
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		162,336	165,207
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		6,546	6,657
Cash equivalents at central banks		142,853	145,279
Other financial assets		12,937	9,963
Less: Bank overdrafts refundable on demand		—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		162,336	161,899
In which: restricted cash		—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	6	—	3,308
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of cash flow for the nine-month period ended 30 September 2026.

January - September 2026	11

Banco Santander, S.A. and Companies composing Grupo Santander

Explanatory notes to the interim condensed consolidated financial statements for the nine-month period ended 30 September 2026.
1.    Introduction, basis of presentation of the interim condensed consolidated financial statements and other information
a)    Introduction
Banco Santander, S.A. ('the parent' or 'Banco Santander') is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information of the Bank can be consulted at its registered office at Paseo de Pereda 9 -12, Santander.
In addition to the operations carried on directly by it, Banco Santander is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Grupo Santander ('Santander' or 'The Group').
Grupo Santander's interim condensed consolidated financial statements ('interim financial statements') for the nine-month period ended 30 September 2026 were authorised and approved by Grupo Santander's directors at the board of directors meeting held on 27 October 2026. Grupo Santander's consolidated annual accounts for year 2025 were approved by shareholders at Banco Santander annual general meeting on 27 March 2026.
b)    Basis of presentation of the interim financial statements
Under Regulation (EC) n.º 1606/2002 of the European Parliament and of the Council of 19 July 2002 all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after 1 January, 2005 in conformity with the International Financial Reporting Standards ('IFRS') previously adopted by the European Union ('EU-IFRS'). In order to adapt the accounting system of Spanish credit institutions with the principles and criteria established by the IFRS adopted by the European Union ('EU-IFRS'), the Bank of Spain published circular 4/2017, dated 27 November 2017, and subsequent changes, on Public and Confidential Financial Reporting Standards and Financial Statement Formats.
The consolidated annual accounts for 2025 were authorised at the board of directors meeting on 24 February 2026 in compliance with International Financial Reporting Standards as adopted by the European Union, taking into account Bank of Spain Circular 4/2017, and subsequent modifications, using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated annual accounts and, accordingly, they presented fairly Grupo Santander’s consolidated equity and consolidated financial position at 31 December 2025 and the consolidated results of its operations, and the consolidated cash flows in 2025. The aforementioned consolidated annual accounts, which were updated taking into account the changes described later in this section and in Note 12, are included in Grupo Santander’s Form 6-K filed with the U.S. Securities and Exchange Commission on 1 April 2026, and these interim financial statements are also in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IFRS-IASB', and together with EU-IFRS, 'IFRS').
These interim financial statements were prepared and are presented in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, for the preparation of interim financial statements and contain disclosures relating to the first nine months of 2026.
In accordance with IAS 34, the interim financial statements are intended only to provide an update on the content of the latest consolidated annual accounts authorised for issue, focusing on new activities, events and circumstances occurring during the first nine months, and do not duplicate information previously reported in the latest consolidated annual accounts. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated annual accounts prepared in accordance with IFRS and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with Grupo Santander’s consolidated annual accounts for the year ended 31 December 2025, which are included in Grupo Santander’s Form 6-K filed with the U.S. Securities and Exchange Commission on 1 April 2026.
Grupo Santander policies include presenting the interim financial statements for its use in the different markets using the Euro as its presentation currency. The amounts held in other currencies and the balances of entities whose functional currency is not the Euro, have been translated to the presentation currency in accordance with the criteria indicated in Note 2.a to the consolidated annual accounts for 2025. As indicated in that note, for practical reasons, the balance sheet amounts has been converted to the closing exchange rate, the equity to the historical exchange rate, and the income and expenses have been converted by applying the average exchange rate of the period; the application of such exchange rate or that corresponding to the date of each transaction does not lead to significant differences in the interim financial statements of Grupo Santander.

12	January - September 2026

The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated annual accounts for 2025 including the following accounting standards with an effective application date 1 January 2026, which are detailed below:
•Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures: (i) amendments to classification and measurement requirements related to the assessment of contractual cash flows of certain financial assets (with ESG characteristics, non-recourse or contractually linked); (ii) an accounting policy option for the derecognition of financial liabilities settled through an electronic payment system is included; (iii) the disclosure requirements related to equity instruments designated at fair value through other comprehensive income are amended; (iv) disclosure requirements are included for financial instruments with contingent characteristics that may modify their contractual cash flows.
•Amendments to IFRS 9 and IFRS 7 - Nature-dependent electricity contracts for electricity contracts dependent on energy sources and susceptible to variations due to uncontrollable factors, such as weather conditions, this modification: (i) clarifies the application of the 'own use' requirements; (ii) allows hedge accounting if these contracts were used as hedging instruments; and, (iii) adds new filing requirements for greater clarity on the impact of these contracts.
•Amendments to IFRS Improvement Cycle: introduces minor amendments, effective from 1 January 2026, to the following standards:
◦IFRS 1 First-time Adoption of International Financial Reporting Standards, for hedge accounting in first adoption.
◦IFRS 7 Financial Instruments: Disclosures: updated references and alignment with IFRS 13, as well as clarifications in the Implementation Guidance.
◦IFRS 9 Financial Instruments: amendment to apply derecognition criteria to lease liabilities recorded by the lessee and replacement of the term 'transaction price' with 'the amount determined in accordance with IFRS 15'.
◦IFRS 10 Consolidated Financial Statements: Determining a 'de facto agent'.
◦IAS 7 Statement of Cash Flows: replacing the term 'cost method' with 'cost'.
The aforementioned accounting standards and modifications have not had a significant effect on Grupo Santander’s financial statements.
All accounting policies and measurement bases with a material effect on the interim financial statements for 30 September 2026 were applied in their preparation.
In addition, the Group has implemented a change in the presentation of certain charges in the consolidated income statement. As from the current period, such charges—mainly levies and other expenses—are reported under 'Other operating expenses' rather than under 'Other provisions' (See note 1.e).
During the first nine months of 2026, the Group continued working on the implementation project of IFRS 18, 'Presentation and Disclosure in Financial Statements', which will come into effect on 1 January 2027. With the information analyzed up to the authorization of these interim financial statements, no significant impacts arising from its adoption have been identified.
By the time of the preparation of these interim financial statements, there are no standards pending adoption by the European Union for the current exercise by the IASB with an effective date of 1 January 2026.
c)     Use of critical estimates
The consolidated results and the determination of the consolidated equity are sensitive to the accounting principles and policies, valuation criteria and estimates used by the directors of Banco Santander in preparing the interim financial statements. The main accounting principles, policies, and valuation criteria are indicated in Note 2 of the consolidated annual accounts of the year 2025, except for those indicated in these interim financial statements due to the accounting standards and modifications that have come into effect during the first nine months of the year 2026.
The interim financial statements contain estimates made by the senior management of Banco Santander and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported in the consolidated entities. These estimates, which were made on the basis of the best information available, relate mainly to the following:
•The income tax expense, which is recognised in interim periods based on the best estimate of the weighted average tax rate expected by Grupo Santander for the full financial year;
•The impairment losses on certain assets – financial assets at fair value through other comprehensive income, financial assets at amortised cost, non-current assets held for sale, investments in subsidiaries, joint ventures and associates, tangible assets and intangible assets;
•The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;
•The useful life of the tangible and intangible assets;
•The measurement of goodwill impairment arising on consolidation;

January - September 2026	13

•The calculation of provisions and the consideration of contingent liabilities;
•The fair value of certain unquoted assets and liabilities;
•The recoverability of deferred tax assets;
•The fair value of the identifiable assets acquired and the liabilities assumed in business combinations in accordance with IFRS 3; and
•The measurement of assets under reinsurance contracts and liabilities under insurance contracts.
To update the previous estimates, the Group's management has considered the current macroeconomic scenario, characterized by an uncertain geopolitical environment and its impact on economic activity and inflation, as well as the evolution of monetary and fiscal policies in major economies. The analysis also considers developments of interest rates, credit spreads, and currency movements, along with labor market trends in the geographies in which the Group operates.
In this context, the Group's management has evaluated the main uncertainties arising from the current environment, in particular in relation to credit risk, maintaining active oversight of clients operating in geographies and sectors more exposed to international trade tensions, global geopolitical uncertainty and the effects of recent anti-inflationary policies amid energy-related tensions, as well as public debt containment measures or fiscal stimulus policies, liquidity and market risks. All of the above has been assessed using the best available information to estimate the impact on impairment provisions for the credit portfolio, interest rates and the valuation of debt instruments.
During the nine-month period ended on 30 September 2026, there were no additional significant changes to the estimates made at the end of the 2025 financial year, other than those indicated in these interim financial statements.
d)    Contingent assets and liabilities
Note 25 to Grupo Santander's consolidated annual accounts for the year ended 31 December 2025 includes information on the contingent assets and liabilities at that date. There were no significant changes in Grupo Santander's contingent assets and liabilities from 31 December 2025 to the date of formal preparation of these interim financial statements.
e)   Comparative information
The information for the year 2025 contained in these interim financial statements is only presented for comparison purposes with the information relating to the nine-month period ended 30 September 2026.
The information contained in the interim income statement for the first nine months of 2025 has been modified as a result of the retrospective application of the change in the presentation of certain charges in the amount of EUR 310 million, mainly levies and other expenses, of which EUR 259 million have been reclassified from the line item 'Other provisions' to the line item 'Other operating expenses' (see Note 1.b).
Likewise, the information in Note 12 related to segment information for September 2025 has been restated, in accordance with the changes in the segments' composition of Grupo Santander, as required by IFRS 8 (see Note 12).
In order to interpret the changes in the balances with respect to 31 December 2025, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (Note 51.b to the consolidated annual accounts for the annual year ended 31 December 2025) and the impact of the appreciation/depreciation of the various currencies against the euro in the first nine months of 2026: Mexican peso (3.27%), US dollar (3.53%), Brazilian real (9.89%), Argentinian peso (-1.46%), Pound sterling (2.07%) and Chilean peso (-4.17%); as well as the evolution of the average exchange rates between comparable periods: Mexican peso (7.89%), US dollar (-3.78%), Brazilian real (5.71%), Pound sterling (-1.48%) and Chilean peso (1.53%).
f)     Seasonality of the Grupo Santander’s transactions
The business activities carried on by Grupo Santander entities, and their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the interim financial statements for the nine-month period ended 30 September 2026.
g)    Materiality
In determining the note disclosures to be made on the various items in the interim financial statements or other matters, Grupo Santander, in accordance with IAS 34, took into account their materiality in relation to the interim financial statements for the nine-month period ended 30 September 2026.
h)    Events after the reporting period
From 1 October to the date of authorization of these interim financial statements for the nine months of 2026, no significant events other than those indicated therein have occurred.

14	January - September 2026

2.    Grupo Santander
Appendices I, II and III to the consolidated annual accounts for the year ended 31 December 2025 provide relevant information on Grupo Santander companies at that date and on the companies accounted for under the equity method.
Also, Note 3 to the aforementioned consolidated annual accounts includes a description of the most significant acquisitions and disposals of companies performed by Grupo Santander in 2025, 2024 and 2023.
The most significant transactions carried out during the first nine months of 2026 or pending execution at 30 September 2026 are described below:
Tender offer for shares of Banco Santander Brasil, S.A.
On 30 July 2026, Banco Santander, S.A. announced its intention to launch an exchange offer to acquire all outstanding securities of Banco Santander Brasil that it does not already own, directly or indirectly, representing approximately 10% of its share capital, offering newly issued Banco Santander shares as consideration, in accordance with the following exchange ratio: (i) 0.4056 newly issued Banco Santander shares for each Santander Brasil unit or ADS, and (ii) 0.2028 newly issued Banco Santander shares for each Santander Brasil common share or preferred share. In accordance with the announced terms, the transaction has a maximum value of approximately EUR 1,908 million (calculated on the basis of a Banco Santander ordinary share price of EUR 12.248 as of 30 July 2026). The launch of the offer and the offer itself are subject to customary conditions for transactions of this nature, including the receipt of the relevant regulatory approvals, approval by Banco Santander’s General Shareholders’ Meeting of the corresponding capital increase, and the absence of any material adverse change.
Agreement for the acquisition of Webster Financial Corporation
On 3 February 2026, Banco Santander, S.A. (“Santander”) announced that it had reached an agreement to acquire Webster Financial Corporation ('Webster'), the parent company of Webster Bank, N.A. Webster shareholders would receive USD 48.75 in cash and 2.0548 Santander shares for each Webster share.
On 20 August 2026, following the receipt of the required regulatory authorizations and the approvals of both Webster's and Santander's shareholders, Banco Santander completed the acquisition of Webster Financial Corporation ("Webster"), the parent company of Webster Bank, N.A., under the terms previously announced. The transaction was completed through the payment of USD 7,826 million (EUR 6,708 million) in cash and the issuance of 329,846,438 newly issued shares, valued for transaction purposes by reference to their market price on the acquisition date (EUR 4,007 million). After taking into account the effect of the transaction on share-based incentive plans in accordance with IFRS 2, the total consideration transferred for goodwill determination purposes amounted to USD 12,509 million (EUR 10,724 million).
In accordance with IFRS 3 Business Combinations, the Group measured the identifiable assets acquired and liabilities assumed at their fair values as of the acquisition date. The excess of the consideration transferred over the preliminary fair value assessment of the identifiable net assets acquired is expected to result in the recognition of goodwill amounting to EUR 5,553 million. The goodwill recognized primarily reflects the future economic benefits expected to arise from the business combination that do not qualify for separate recognition as identifiable assets. These benefits include those expected from the increase in the Group´s scale and deposit base in the United States, the complementarity of the businesses, the expected improvement in the funding structure and cost of funding, and the cost synergies and revenue growth opportunities arising from a stronger combined franchise with enhanced capabilities. The goodwill recognised is not expected to be deductible for corporate income tax purposes.

January - September 2026	15

In this regard, the valuations performed by the Group represent the best estimates available as of the date of authorization of the condensed consolidated interim financial statements and are therefore provisional in nature and should not be regarded as final. Nevertheless, the Group does not expect any material changes to these amounts prior to the expiration of the measurement period available for completing the purchase price allocation and finalizing the acquisition accounting. The breakdown of the provisional fair value of the identifiable assets acquired and liabilities assumed at the acquisition date is as follows:

20 August 2026	EUR Million
Cash and balances with central banks and credit institutions	2,737
Debt securities (*)	14,295
Loans to customers (*)	50,247
Intangible assets (**)	2,007
Tangible assets	435
Other assets	1,274
Total assets	70,994
Deposits and other financial liabilities	63,517
Debt securities in issue	621
Other liabilities	1,470
Total liabilities	65,608
Net assets / (liabilities)	5,387
(-) Preference shares held by third parties	(216)
Net acquired assets / (liabilities)	5,170
Consideration transferred for the business combination	10,724
Goodwill	5,553
(*) The main fair value adjustments relate to loans and advances to customers (negative adjustment amounting to EUR 1,366 million) and to debt securities (negative adjustment amounting to EUR 990 million).
(**) In the purchase price allocation exercise, intangible assets amounting to EUR 1,879 million were identified, mainly associated with customer deposits.

The contribution of this business to the Group´s net attributable profit since the acquisition date, and the impact on the Group´s net attributable profit had the transaction been completed on 1 January 2026, are not material.

16	January - September 2026

Agreement for the acquisition of TSB Banking Group Limited
As of 30 April 2026, following the receipt of the relevant regulatory approvals and the satisfaction of the conditions to which the transaction was subject, Banco Santander completed the acquisition of 100% of TSB Banking Group Limited ('TSB') from Banco de Sabadell, for a cash consideration of GBP 2,867 million (EUR 3,318 million). TSB is a retail banking franchise in the United Kingdom, operating primarily in the personal and small business banking segments, and it will be integrated into Santander UK.

For the purposes of the Group’s consolidated financial statements, the business combination has been accounted for using the acquisition method under IFRS 3, and since the acquisition date TSB has been fully consolidated in the Group’s consolidated financial statements.

In accordance with IFRS 3, the Group has measured the identifiable assets acquired and liabilities assumed at fair value. Such fair values are provisional and may be finalized within the one-year measurement period permitted under the standard. In this regard, the valuations performed by the Group represent the best estimates available as of the date of authorization of these Interim Financial Statements and are therefore provisional in nature and should not be considered final. Nevertheless, the Group does not expect significant changes to these amounts before the expiry of the measurement period available to finalize the valuation. The detail of the provisional fair values of the identifiable assets acquired and liabilities assumed at the acquisition date is set out below:

30 April 2026	EUR Million
Cash and balances with central banks and credit institutions	5,493
Loans to customers	41,652
Debt securities	2,632
Intangible assets (*)	426
Tangible assets	168
Derivatives	1,834
Other assets	142
Total assets	52,347
Deposits and other financial liabilities	42,723
Debt securities in issue	5,948
Derivatives	614
Other liabilities	227
Total liabilities	49,512
Net assets / (liabilities)	2,835
Consideration transferred for the business combination	3,318
Other equity instruments acquired	294
Goodwill	777
(*) In the purchase price allocation exercise, intangible assets amounting to EUR 393 million were identified, mainly associated with customer deposits.

Goodwill arose as the fair value of the net assets acquired was lower than the consideration transferred. The goodwill mainly reflects the expected revenue and cost synergies arising from the business combination and the benefits of future technology integration. The goodwill recognized is not expected to be deductible for corporate income tax purposes.

The contribution of the acquired business to the Group’s attributable profit from the acquisition date, and the impact on the Group’s attributable profit assuming the transaction had been completed on 1 January 2026, are not material.

January - September 2026	17

Agreement for the sale of 49% of Santander Bank Polska S.A and accelerated placement of ordinary shares
On 9 January 2026, Banco Santander completed the sale of the 49% of the share capital of Santander Bank Polska S.A. (Santander Bank Polska) to Erste Group Bank AG at a price of 584 zlotys per share, as well as the 50% of Santander Towarzystwo Funduszy Inwestycyjnych S.A. (TFI, the asset management business in Poland) owned directly by Banco Santander, S.A., for a total amount of EUR 7,035 million.
Following these transactions and the accelerated placement of ordinary shares announced on 2 December 2025, representing approximately 3.5% of its share capital, Banco Santander holds 9.7% of Santander Bank Polska's share capital (58.7% as of 31 December 2025).
The remaining share capital has been classified under the heading 'Financial assets at fair value through other comprehensive income - Equity instruments', initially recognised at the loss of control-date fair value, amounting to EUR 1,310 million.
The profit (loss) for the year from discontinued operations as at 30 September 2026 amounts to EUR 1,895 million, entirely attributable to the net gain on disposal after deducing related costs. As the transaction was completed in the first days of the fiscal year, no significant operating results were recognised during the period.
The main additional accounting effects arising from the transaction have been as follows:
•Disposal of assets and liabilities previously classified as held for sale amounted to EUR 9,098 million.
•Disposal of non-controlling interests amounted to EUR 3,274 million.
•Reclassification to accumulated losses through other comprehensive income, mainly due to foreign currency balance translation differences amounted to EUR 697 million.
Additionally, as part of this transaction, on 23 December 2025, Santander Consumer, S.A. acquired 60% of Santander Consumer Bank Polska, which was owned by Santander Bank Polska, for PLN 3,105 million (EUR 726 million). This transaction had no significant impact on the Group´s consolidated financial statements.
The contribution of the business combinations completed during the year to the Group’s net profit attributable to shareholders since the acquisition date was not material. The Group’s net profit attributable to shareholders would not have changed significantly if these transactions had been completed on 1 January 2026.
3.    Shareholder remuneration system and earnings per share
a)   Shareholder remuneration system
The cash remuneration paid by Banco Santander to its shareholders in the first nine months of 2026 and 2025 was as follows:

	30-09-2026			30-09-2025
	% of par value	Euros per share	Amount (EUR million)	% of par value	Euros per share	Amount (EUR million)
Ordinary shares	25.00%	0.125	1,801	22.00%	0.110	1,643
Other shares (without vote, redeemable, etc.)	—	—	—	—	—	—
Total remuneration paid	25.00%	0.125	1,801	22.00%	0.110	1,643
Dividend paid out of profit	25.00%	0.125	1,801	22.00%	0.110	1,643
Dividend paid with a charge to reserves or share premium	—	—	—	—	—	—
Dividend in kind	—	—	—	—	—	—
Flexible payment	—	—	—	—	—	—
At its meeting held on 29 September 2026, the Board of Directors approved the payment of an interim cash dividend charged against the 2026 financial year results of EUR 0.127 per share. The dividend will be paid from 2 November 2026.
Likewise, at the board of directors on 5 August 2026 it was agreed to implement a share repurchase programme to which an amount equivalent to 25% of the Group's underlying profit in the first half of 2026 will be allocated for a maximum amount of EUR 1,825 million, starting on 24 August 2026 and running until 8 January 2027.
At the Board of Directors meeting held on 24 February 2026, it was agreed to pay a complementary dividend in cash against 2025 results of EUR 12.5 cents per share which was paid on 5 May 2026, which was approved by the general meeting of shareholders on 27 March 2026.

18	January - September 2026

Likewise, on 4 February 2026 a second buyback program on account of the 2025 and expected excess capital was launched for a maximum total amount of EUR 5,030 million, of which EUR 1,830 million corresponded to an amount equivalent to 25% of the Group’s underlying profit in the second half of 2025, and the remaining EUR 3,200 million corresponded to 50% of the capital released following completion of the sale of the 49% stake in Santander Bank Polska. The program ended on 21 August 2026 after reaching the maximum investment amount.
At its meeting held on 30 September 2025, the Board of Directors approved the payment of an interim cash dividend against 2025 results of EUR 11.5 cents per share which was paid on 3 November 2025.
Likewise, at the board of directors on 29 July 2025 it was agreed to implement a share repurchase programme to which an amount equivalent to 25% of the Group's underlying profit in the first half of 2025 will be allocated for a maximum amount of EUR 1,700 million, starting on 31 July 2025 and running until 23 December 2025.
At the general meeting of shareholders held on 4 April 2025, it was agreed to pay an interim dividend in cash against 2024 results of EUR 11 cents per share agreed by the board of directors on 25 February 2025, which became effective on 2 May 2025. Likewise, on 6 February 2025 a buyback program on account of the 2024 results was started for a maximum amount of EUR 1,587 million, which finalized in June 2025.
b)   Earnings per share from continuing and discontinued operations
i. Basic earnings per share
Basic earnings per share for the period are calculated by dividing the net profit attributable to Grupo Santander for the first nine months adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares and contingently convertible perpetual obligations recognised in equity by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.
Accordingly:

	30-09-2026	30-09-2025
Profit attributable to the Parent (EUR million)	12,405	10,337
Remuneration of contingently convertible preferred securities (CCPS) (EUR million)	(490)	(457)
	11,915	9,880
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (EUR million)	1,895	721
Profit or Loss from continuing operations (CCPS net) (EUR million)	10,020	9,159
Weighted average number of shares outstanding	14,432,073,414	14,946,446,634
Basic earnings per share (euros)	0.83	0.66
Of which: from discontinued operations (euros)	0.13	0.05
from continuing operations (euros)	0.70	0.61

January - September 2026	19

ii. Diluted earnings per share
Diluted earnings per share for the period are calculated by dividing the net profit attributable to Grupo Santander for the first nine months adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity and of perpetual liabilities contingently amortisable in their case by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).
Accordingly, diluted earnings per share were determined as follows:

	30-09-2026	30-09-2025
Profit attributable to the Parent (EUR million)	12,405	10,337
Remuneration of contingently convertible preferred securities (CCPS) (EUR million)	(490)	(457)
	11,915	9,880
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (EUR million)	1,895	721
Profit or Loss from continuing operations (CCPS net) (EUR million)	10,020	9,159
Weighted average number of shares outstanding	14,432,073,414	14,946,446,634
Dilutive effect of options/receipt of shares	85,733,281	82,004,458
Adjusted number of shares	14,517,806,695	15,028,451,092
Diluted earnings per share (euros)	0.82	0.66
Of which: from discontinued operations (euros)	0.13	0.05
from continuing operations (euros)	0.69	0.61
4.    Remuneration and other benefits paid to Banco Santander’s directors and senior managers
Note 5 to Grupo Santander’s consolidated annual accounts for the year ended 31 December 2025 details the remuneration and other benefits to members of Banco Santander’s Board of Directors and senior management in 2025.
Following is a summary of the most significant data on the remunerations and benefits for the nine-month periods ended 30 September 2026 and 2025:
Remuneration of members of the board of directors (1)

	EUR thousand
	30-09-2026	30-09-2025
Members of the board of directors: (2)
Remuneration concept
Fixed salary remuneration of executive directors	5,067	4,826
Variable salary remuneration of executive directors	—	—
Directors' fees	822	790
Bylaw-stipulated emoluments (annual emolument)	3,148	3,031
Other	2,343	3,129
	11,380	11,776
1.The Notes to the consolidated annual accounts for 2026 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.
2.Ms. Homaira Akbari stepped down as member of the board of directors on 27 March 2026. From 12 May 2026, Ms. Deborah Stern Vieitas joined the board of directors.

20	January - September 2026

Other benefits of members of the board of directors

	EUR thousand
	30-09-2026	30-09-2025
Members of the board of directors
Other benefits
Advances	—	—
Loans granted	223	278
Pension funds and plans: Endowments and/or contributions (1)	1,927	1,812
Pension funds and plans: Accumulated rights (2)	91,914	87,052
Life insurance premiums	634	926
Guarantees provided for directors	—	—
1. These correspond to the endowments and/or contributions made during the first nine months of 2026 and 2025 in respect of retirement pensions, widowhood, orphanhood and permanent disability.
2. Corresponds to the rights accrued by the directors in matters of pensions. Additionally, former members of the board had at 30 September 2026 and 30 September 2025 rights accrued for this concept for EUR 40,410 thousand and EUR 43,524 thousand, respectively.

Remuneration of senior management (1) (2)
The table below includes the corresponding amounts related to remunerations of senior management at 30 September 2026 and 2025, excluding the executive directors:

	EUR thousand
	30-09-2026	30-09-2025
Senior management (1)
Total remuneration of senior management (2)	20,522	18,584
1.Remunerations received during the first nine months by members of the senior management who ceased in their functions by 30 September 2026, amounted to EUR 2,540 thousand (EUR 2,525 thousand by 30 September 2025).
2.The number of members of Banco Santander's senior management, excluding executive directors, is 14 as of 30 September 2026 (15 persons as of 30 September 2025)
The variable annual remuneration (or bonuses) received for fiscal year 2025, both for directors and the rest of senior management, were included in the information on remuneration included in the annual report for that year. Similarly, the variable remuneration attributable to the 2026 results, which will be submitted for approval by the Board of Directors at the appropriate time, will be included in the financial statements for the current year.
Funds and pension plans of senior management

	EUR thousand
	30-09-2026	30-09-2025
Senior management (1)
Pension funds: Endowments and / or contributions (2)	3,449	3,559
Pension funds: Accumulated rights (3)	55,095	49,306
1.Contributions made during the first nine months to members of the senior management who had ceased in their functions by 30 September 2026, amounted to EUR 114 thousand (EUR 471 thousand by 30 September 2025).
2.Corresponds to the allocations and/or contributions made during the first nine months of 2026 and 2025 as retirement pensions.
3.Corresponds to the rights accrued by members of senior management in the area of pensions. In addition, former members of senior management had at 30 September 2026 and 30 September 2025 rights accumulated for this same concept for EUR 76,551 thousand and EUR 73,842 thousand, respectively.

January - September 2026	21

5.    Financial assets
a)   Breakdown
The detail, by nature and category for measurement purposes, of Grupo Santander's financial assets, other than the balances relating to Cash, cash balances at central banks and other deposits on demand and Hedging derivatives, at 30 September 2026 and 31 December 2025 is as follows, presented by the nature and categories for valuation purposes:

	EUR million
	30-09-2026
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost
Derivatives	69,802
Equity instruments	23,622	7,204		4,071
Debt instruments	115,471	252	3,153	60,712	181,427
Loans and advances	108,274	1,451	4,657	14,801	1,233,200
Central Banks	25,576	—	—	—	19,054
Credit institutions	33,895	—	393	409	76,169
Customers	48,803	1,451	4,264	14,392	1,137,977
Total	317,169	8,907	7,810	79,584	1,414,627

	EUR million
	31-12-2025
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost
Derivatives	58,355
Equity instruments	22,030	5,815		2,281
Debt instruments	98,568	245	2,894	58,305	140,014
Loans and advances	73,365	1,701	5,152	14,026	1,062,675
Central Banks	14,632	—	—	—	15,986
Credit institutions	25,967	—	413	1,120	61,513
Customers	32,766	1,701	4,739	12,906	985,176
Total	252,318	7,761	8,046	74,612	1,202,689

22	January - September 2026

Following is the gross exposure of financial assets subject to impairment stages at 30 September 2026 and 31 December 2025:

	30-09-2026				31-12-2025
	Gross Amount				Gross Amount
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Financial assets at fair value through other comprehensive income	74,490	964	207	75,661	71,559	737	122	72,418
Debt instruments	60,719	—	—	60,719	58,290	20	—	58,310
Loans and advances	13,771	964	207	14,942	13,269	717	122	14,108
Central Banks	—	—	—	—	—	—	—	—
Credit institutions	409	—	—	409	1,120	—	—	1,120
Customers	13,362	964	207	14,533	12,149	717	122	12,988
Financial assets at amortised cost	1,311,617	89,465	36,669	1,437,751	1,109,395	82,323	32,251	1,223,969
Debt instruments	179,179	1,326	1,670	182,175	138,219	1,460	842	140,521
Loans and advances	1,132,438	88,139	34,999	1,255,576	971,176	80,863	31,409	1,083,448
Central Banks	19,054	—	—	19,054	15,986	—	—	15,986
Credit institutions	76,168	10	—	76,178	61,517	—	—	61,517
Customers	1,037,216	88,129	34,999	1,160,344	893,673	80,863	31,409	1,005,945
Total	1,386,107	90,429	36,876	1,513,412	1,180,954	83,060	32,373	1,296,387
On 30 September 2026, Grupo Santander has EUR 1,099 million (EUR 315 million on 31 December 2025) of exposure in impaired assets purchased with impairment, with a provision of EUR 67 million, which mainly correspond to the business combinations carried out by Grupo Santander. Of the aforementioned amount, EUR 776 million relates to businesses acquired during 2026. (see Note 2).
b)    Impairment allowances of financial assets at amortised cost portfolio
The following is the movement that has taken place, during the nine-month periods ended 30 September 2026 and 2025, in the balance of provisions that cover losses due to impairment of assets which comprise the heading balance of the financial assets at amortised cost:

	EUR million
	30-09-2026	30-09-2025
Balance as at beginning of period	21,595	22,326

Impairment losses charged to income for the period	11,254	10,622
Of which:
Impairment losses charged to income	21,280	20,234
Impairment losses reversed with a credit to income	(10,026)	(9,612)
Write-off of impaired balances against recorded impairment allowance	(9,813)	(9,690)
Exchange differences and other	1,187	(1,720)

Balance as at end of period	24,223	21,538

Of which, relating to:
Impaired assets	15,784	13,812
Other assets	8,439	7,726

Of which:
Individually calculated	2,863	2,524
Collectively calculated	21,360	19,014

January - September 2026	23

Previously written-off assets recovered during the first nine months of 2026 and 2025 amount to EUR 1,292 million and to EUR 1,302 million, respectively. In addition, gains from renegotiations or contractual modifications amounting to EUR 8 million were recognized in profit or loss in 2026, with no results recognized under this item in the first nine months of 2025. Considering these amounts, the recorded impairment of financial assets at amortised cost is EUR 9,954 million and EUR 9,320 million at 30 September 2026 and 30 September 2025.
Following is the movement of the loan loss provision broken down by impairment stage of loans and advances to customers recognised under 'Financial assets at amortised cost' as at 30 September 2026 and 30 September 2025:

	EUR million
	30-09-2026
	Stage 1	Stage 2	Stage 3	Total
Impairment allowance as at beginning of period	2,975	4,623	13,478	21,076
Transfers between stages	(872)	413	5,677	5,218
Net changes of the exposure and modifications in the credit risk	1,089	(395)	5,109	5,803
Write-offs	—	—	(9,732)	(9,732)
Exchange differences and other	387	123	514	1,024
Carrying amount at end of period	3,579	4,764	15,046	23,389

	EUR million
	30-09-2025
	Stage 1	Stage 2	Stage 3	Total
Impairment allowance as at beginning of period	3,281	4,735	13,967	21,983
Transfers between stages	(1,473)	1,037	4,640	4,204
Net changes of the exposure and modifications in the credit risk	1,344	(628)	5,523	6,239
Write-offs	—	—	(9,690)	(9,690)
Exchange differences and other	(146)	(523)	(1,012)	(1,681)
Carrying amount at end of period	3,006	4,621	13,428	21,055

c)  Impaired assets of financial assets at amortised cost portfolio
The movement during the nine-month periods ended 30 September 2026 and 2025, in the balance of financial assets classified at amortised cost and considered impaired due to credit risk is as follows:

	EUR million
	30-09-2026	30-09-2025
Balance as at beginning of period	32,297	34,179
Net additions	13,138	9,580
Written-off assets	(9,813)	(9,690)
Perimeter Changes	873	—
Exchange differences and other	1,016	(2,425)
Balance at end of period	37,511	31,644
This amount, after deducting the related allowances, represents Grupo Santander's best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

24	January - September 2026

d)  Fair value of financial assets not measured at fair value
Following is a comparison of the carrying amounts of Grupo Santander’s financial assets measured at other than fair value and their respective fair values at 30 September 2026 and 31 December 2025:

	EUR million
	30-09-2026		31-12-2025
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and advances	1,233,200	1,224,865	1,062,675	1,062,981
Debt instruments	181,427	176,216	140,014	139,242
ASSETS	1,414,627	1,401,081	1,202,689	1,202,223
The main valuation methods and inputs used in the estimation of the fair value of the financial assets of the previous table are detailed in Note 51.c of the consolidated annual accounts for the year 2025.
6.    Non-current assets held for sale and liabilities associated with non-current assets held for sale
The detail, by nature, of Grupo Santander’s non-current assets held for sale and liabilities associated with non-current assets held for sale at 30 September 2026 and 31 December 2025 is as follows presented by nature:

	EUR million
	30-09-2026	31-12-2025
Tangible assets	2,826	2,850
Foreclosed assets	2,462	2,487
Of which Property assets in Spain	1,633	1,705
Other tangible assets held for sale	364	363

Entities held for sale	—	72,148
Santander Bank Polska (Note 2)	—	72,148

Other assets	5	13
Total Assets associated with non-current assets held for sale	2,831	75,011

	EUR million
	30-09-2026	31-12-2025
Entities held for sale
Santander Bank Polska (Note 2)	—	62,995
Total Liabilities associated with non-current assets held for sale	—	62,995

The balance of the provisions for tangible assets at 30 September 2026 is EUR 2,210 million (EUR 2,357 million at 31 December 2025). The charges recorded in the first nine months of 2026 and 2025 amounted to EUR 46 million and EUR 75 million, respectively, and the recoveries undergone during those periods amount to EUR 17 million and EUR 13 million, respectively.
Assets and liabilities from entities held for sale
As mentioned in Note 2, on 9 January 2026 the sale of 49% of the share capital of Santander Bank Polska and 50% of its asset management business in Poland to Erste Group Bank AG was completed.
The changes in the accounting balances of the Polish business for sale between 31 December 2025, and the closing date of the transaction, 9 January 2026, are not material for the purposes of these consolidated condensed interim financial statements.
The consolidated condensed balance sheet as of 31 December 2025, the consolidated condensed income statement, and the consolidated statement of cash flows for the first six months of 2025 for the Polish business for sale are included below:

January - September 2026	25

Condensed balance sheets of companies held for sale - Santander Bank Polska

EUR million
Condensed assets	31-12-2025
Cash, cash balances at central banks and other deposits on demand	2,515
Financial assets held for trading	1,956
Financial assets designated at fair value through other comprehensive income	8,173
Financial assets at amortised cost	55,642
Intangible assets	1,335
Tax assets	1,224
Other assets	1,303
TOTAL ASSETS	72,148

EUR million
Condensed liabilities	31-12-2025
Financial liabilities held for trading	842
Financial liabilities at amortised cost	59,704
Provisions	603
Tax liabilities	1,335
Other liabilities	511
TOTAL LIABILITIES	62,995

EUR million
Other comprehensive income	31-12-2025
Items that will not be reclassified to profit or loss	56
Actuarial gains or losses on defined benefit pension plans	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	56
Items that may be reclassified to profit or loss	(590)
Hedges of net investments in foreign operations (effective portion)	(522)
Exchange differences	(164)
Cash flow hedges (effective portion)	98
Debt instruments at fair value with changes in other comprehensive income	8
Share in other income and expenses recognised in investments, joint ventures and associates	(10)

26	January - September 2026

Condensed income statements of companies held for sale - Santander Bank Polska

EUR million
Condensed consolidated income statements	01-01-2025 to 30-09-2025
Interest Margin	2,257
Dividend income	4
Investments accounted for using the equity method	21
Net commissions	510
Net trading income	55
Other operating results	(77)
Total income	2,770
Administrative expenses, depreciation and amortisation cost	(754)
Impairment of financial assets (*)	(204)
Other results and provisions	(309)
Profit before taxes	1,503
Tax expense	(351)
Profit of the year	1,152
(*) Of which EUR -241 million correspond to renegotiations or contractual modifications as of 30 September 2025.

Condensed statements of cash flows of companies held for sale - Santander Bank Polska

EUR million
Condensed consolidated statements of cash flows	30-09-2025
A) Cash flows from operating activities	1,332
B) Cash flows from investing activities	(33)
C) Cash flows from financing activities	(478)
D) Effect of foreign exchange rate differences	(2)
E) Net increase/(decrease) in cash and cash equivalents	819
Effect on net cash inflows from discontinued operations - Sale of Santander Bank Polska

EUR million
30-09-2026
Cash and cash equivalents disposed of	(2,515)
Consideration received satisfied in cash - Santander Bank Polska	7,035

January - September 2026	27

7.   Tangible assets
a)   Changes in the period
In the first nine months of 2026 and 2025, tangible assets (rights of use are not included) were acquired for EUR 4,484 million and EUR 4,475 million, respectively.
Likewise, in the first nine months of 2026 and 2025 tangible asset items were disposed of with a carrying amount of EUR 4,286 million and EUR 3,916 million, generating a net profit of EUR 37 million and EUR 3 million, respectively.
b)   Property, plant and equipment purchase commitments
At 30 September 2026 and 2025, Grupo Santander did not have any significant commitments to purchase property, plant and equipment items.
c) Leasing rights
As of 30 September 2026, Grupo Santander has tangible assets under lease for the amount of EUR 1,676 million (EUR 1,556 million at 31 December 2025).
8.    Intangible assets
The detail of Intangible Assets - Goodwill at 30 September 2026 and 31 December 2025, based on the cash-generating units giving rise thereto, is as follows:

	EUR million
	30-09-2026	31-12-2025
Santander US (*)	7,474	1,708
Banco Santander (Brazil)	3,331	3,031
United Kingdom (**)	1,408	609
SAM Investment Holdings Limited	1,382	1,444
Santander Consumer Germany	1,304	1,304
Santander Portugal	1,040	1,040
Santander España	998	998
Grupo Financiero Santander (Mexico)	478	463
Banco Santander - Chile	450	470
Ebury Partners	330	326
Santander Consumer Nordics	220	211
Other entities	508	354
Total Goodwill	18,923	11,958
(*) Santander US includes the goodwill allocated to the different reporting segments of Santander Holding USA, including the goodwill associated with the Auto business and that arising from the acquisition of Webster Financial Corporation (see Note 2). The latter has been provisionally allocated among the segments expected to benefit from the synergies of the transaction.
(**) United Kingdom includes both Santander UK and TSB Banking Group Limited.

During the first nine months of 2026 there has been an increase in goodwill of EUR 6,965 million, mainly due to the initial recognition of goodwill arising from the acquisitions of Webster Financial Corporation, amounting to EUR 5,553 million, and TSB Banking Group Limited, amounting to EUR 777 million. These amounts have been determined on a provisional basis in accordance with IFRS 3 and information relating to these acquisitions is disclosed in Note 2. To a lesser extent, the increase also reflects foreign exchange differences (see Note 11), which, in accordance with the applicable accounting standards, have been recognised through the heading “Other comprehensive income - Items that may subsequently be reclassified to profit or loss - Foreign currency translation” within equity in the Condensed Consolidated Statement of Recognised Income and Expense.

Note 17 of the consolidated annual accounts for the year ended 31 December 2025 includes detailed information on the procedures followed by Grupo Santander to analyse the potential impairment of the goodwill recognised with respect to its recoverable amount and to recognise the related impairment losses, where appropriate.
In accordance with IAS 36, a Cash Generating Unit (CGU) to which goodwill has been assigned should be subjected to an annual impairment test, and when there are signs of impairment.
In accordance with all mentioned before and the analysis made of the information available on the evolution of the different cash-generating units that could reveal the existence of indications of impairment, the directors of Grupo Santander have concluded that during the first nine months of 2026 , there were no triggers that required the recording of impairments.

28	January - September 2026

9.   Financial liabilities
a)   Breakdown
The following is a breakdown of Grupo Santander's financial liabilities, other than the balances corresponding to the Derivatives - hedge accounting heading, as of 30 September 2026 and 31 December 2025, presented by nature and categories for valuation purposes:

	EUR million
	30-09-2026			31-12-2025
	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost
Derivatives	62,767			51,968
Short Positions	46,216			44,015
Deposits	109,475	28,512	1,268,151	75,563	30,440	1,072,384
Central banks	12,631	691	20,976	12,385	3,086	18,542
Credit institutions	45,769	2,397	101,411	27,058	1,424	74,692
Customer	51,075	25,424	1,145,764	36,120	25,930	979,150
Debt instruments	—	15,505	338,820	—	11,686	312,704
Other financial liabilities	—	25	50,691	—	22	36,096
Total	218,458	44,042	1,657,662	171,546	42,148	1,421,184
b)   Information on issuances, repurchases or redemptions of debt instruments issued
The detail of the balance of debt instruments issued according to their nature is:

	EUR million
	30-09-2026	31-12-2025
Bonds and debentures outstanding	272,530	253,893
Subordinated	30,580	28,859
Promissory notes and other securities	51,215	41,638
Total debt instruments issued	354,325	324,390
The detail, at 30 September 2026 and 2025, of the outstanding balance of the debt instruments, excluding promissory notes, which at these dates had been issued by Banco Santander or any other Group entity is disclosed below. Also included is the detail of the changes in this balance in the first nine months of 2026 and 2025:

	EUR million
	30-09-2026
	Opening balance as at 01-01-2026	Perimeter	Issuances or placements	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance as at 09-30-26
Bonds and debentures outstanding	253,893	5,132	80,287	(70,478)	3,696	272,530
Subordinated	28,859	5	2,809	(1,845)	752	30,580
Bonds and debentures outstanding and subordinated liabilities issued	282,752	5,137	83,097	(72,323)	4,448	303,110

January - September 2026	29

	EUR million
	30-09-2025
	Opening balance as at 01-01-2025	Perimeter	Issuances or placements	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance as at 09-30-25
Bonds and debentures outstanding	252,765	127	54,924	(51,661)	(8,081)	248,074
Subordinated	35,461	—	1,768	(6,109)	(1,441)	29,679
Bonds and debentures outstanding and subordinated liabilities issued	288,226	127	56,692	(57,770)	(9,522)	277,753
Below is information on the main issuances, placements and redemptions carried out by Banco Santander, S.A. during the first nine months of 2026 and 2025:
On 11 June 2026, Banco Santander, S.A. proceeded to buyback for subsequent early amortization for a total nominal amount of USD 701.6 million contingent convertible preferred securities into ordinary shares with ISIN US05971KAH23, which are listed on the "New York Stock Exchange" (the "CCPS"). Following this buyback, the outstanding nominal amount was reduced to USD 298.4 million.
On 3 June 2026, Banco Santander, S.A. carried out an issuance of newly issued contingent convertible preferred securities into the Bank´s ordinary shares (CCPS) in a total nominal amount of USD 1,500 million. The issuance was priced at par, and the distribution on the CCPS, the payment of which is subject to certain conditions and is also discretionary, was set at 7.25% payable quarterly for the first ten years. Thereafter, it will be reset every five years at a rate equal to the five-year U.S. Treasury rate plus a margin of 283.7 basis points.
On 22 April 2026, Banco Santander, S.A. issued EUR 1 billion of subordinated debt with a 12-year maturity. The issuance was priced at 99.834% of par value and carries an annual coupon of 4.25% for the first seven years, with an issuer call option in April 2033. If the notes are not redeemed on that date, the coupon will be reset to a fixed rate equal to the five-year Euro swap rate plus 135 basis points.
On 14 January 2026, Banco Santander, S.A. proceeded to prepay all of the contingently convertible Tier 1 preferred shares with ISIN code XS2102912966, for a total nominal amount of EUR 1,033.4 million.
On 5 August 2025, Banco Santander, S.A. proceeded to redeem in advance the subordinated debt issuances with ISIN code XS1384064587, for a nominal amount of EUR 1,500 million, with a coupon of 3.250% and original maturity date on April 2026 and with ISIN code XS1548444816, for a nominal amount of EUR 1,000 million, with a coupon of 3.125% and original maturity date on January 2027.
On 2 July 2025, Banco Santander, S.A. carried out a placement of preference shares contingently convertible into newly issued ordinary shares of the Bank (PPCC), for a nominal amount of EUR 1,500 million. The Issuance has been made at par and the remuneration of the PPCC, whose payment is subject to certain conditions and is also discretionary, has been set at 6% quarterly for the first six years, being reviewed every five years thereafter by applying a margin of 381.9 basis points over the five-year mid-swap rate.
On 18 March 2025, Banco Santander, S.A. carried out an issue of subordinated debt for an amount of EUR 1,500 million and carrying a 2.50% coupon with ISIN code XS1201001572.
On 17 February 2025, Banco Santander, S.A. prepaid EUR 600.8 million out of a total of EUR 1,500 million of the transaction with ISIN XS1384064587 following the tender announcement launched on 6 February 2025.
On 17 February 2025, Banco Santander, S.A. prepaid EUR 563.6 million euros out of a total of EUR 1,000 million of the transaction with ISIN XS1548444816 following the tender announcement launched on 6 February 2025.
c)    Other issuances guaranteed by Grupo Santander
At 30 September 2026 and 2025, there were no debt instruments issued by associates or non-Group third parties (unrelated) that had been guaranteed by Banco Santander or any other Group entity.

30	January - September 2026

d)   Fair value of financial liabilities not measured at fair value
Following is a comparison between the value by which Grupo Santander’s financial liabilities are recorded that are measured using criteria other than fair value and their corresponding fair value at 30 September 2026 and 31 December 2025:

	EUR million
	30-09-2026		31-12-2025
	Carrying amount	Fair value	Carrying amount	Fair value
Deposits	1,268,151	1,268,874	1,072,384	1,073,147
Debt instruments	338,820	337,245	312,704	314,173
Liabilities	1,606,971	1,606,119	1,385,088	1,387,320
Additionally, other financial liabilities are accounted for EUR 50,691 million and EUR 36,096 million as of 30 September 2026 and 31 December 2025, respectively.
The main valuation methods and inputs used in the estimation of the fair value of the financial liabilities in the previous table are detailed in Note 51.c of the consolidated annual accounts for 2025, other than those mentioned in these interim financial statements.
10.   Provisions
a)    Provisions for Pensions and other post-retirements obligations and Other long term employee benefits
The variation experienced by the balance of the Pensions and other post-retirements obligations and other long-term employee benefits from 31 December 2025 to 30 September 2026, is mainly due to benefit payments, premiums and contributions partially offset by net provisions recognised in equity as a result of changes in financial assumptions and other experience adjustments (see Note 11.d).
b)    Provisions for taxes and other legal contingencies and Other provisions
Set forth below is the detail, by type of provision, of the balances at 30 September 2026 and at 31 December 2025 of Provisions for taxes and other legal contingencies and Other provisions. The types of provisions were determined by grouping together items of a similar nature:

	EUR million
	30-09-2026	31-12-2025
Provisions for taxes	811	720
Provisions for employment-related proceedings (Brazil)	843	594
Provisions for other legal proceedings	1,374	1,675
Provision for customer remediation	1,014	826
Provision for restructuring	377	279
Other	922	899
	5,341	4,993
Relevant information is set forth below in relation to each type of provision shown in the preceding table:
The provisions for taxes include provisions for tax-related proceedings.
The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers.
The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Grupo Santander companies.
The provisions for customer remediation include mainly the estimated cost of payments to remedy errors relating to the sale of certain products in the UK, as well as the estimated amount related to the floor clauses of Banco Popular Español, S.A.U. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.
The provisions for restructuring include only the costs arising from restructuring processes carried out by the various Group companies.

January - September 2026	31

Lastly, the Other heading contains very atomized and individually insignificant provisions, such as the provisions to cover the operational risk of the different offices of the Group.
Qualitative information on the main litigation proceedings affecting the Group is provided in Note 10.c.
The Group's general policy is to record provisions for tax and legal proceedings in which the Group assesses the chances of loss to be probable and the Group does not record provisions when the chances of loss are possible or remote. Grupo Santander determines the amounts to be provided for as its best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.
With respect to changes in provisions in the first nine months of 2026, for employment and other legal proceedings, in Brazil, provisions of EUR 511 million and EUR 196 million were recorded, making payments of EUR 322 million and EUR 145 million, respectively.
c)    Litigation and other matters
i. Tax-related litigation
At 30 September 2026 the main tax-related proceedings concerning the Group were as follows:
•Legal actions filed by Banco Santander (Brasil) S.A. and other Group entities to avoid the application of Law 9.718/98, which modifies the basis to calculate Programa de Integraçao Social (PIS) and Contribuição para Financiamento da Seguridade Social (COFINS), extending it to all the entities income, and not only to the income from the provision of services. In relation of Banco Santander (Brasil) S.A. process, in 2015 the Federal Supreme Court (FSC) admitted the extraordinary appeal filed by the Federal Union regarding PIS, and dismissed the extraordinary appeal lodged by the Brazilian Public Prosecutor's Office regarding COFINS contribution, confirming the decision of Federal Regional Court favourable to Banco Santander (Brasil) S.A. of August 2007. The Federal Supreme Court also admitted the appeals related to the other Group entities both for PIS and COFINS. On June 13, 2023, the Federal Supreme Court ruled unfavorably two cases through General Repercussion (Theme 372), including Banco Santander (Brasil) S.A. case. The Bank has filed a new appeal, considering the possible loss as a contingent liability. The cases of the other Group entities are no longer susceptible of appeal and a provision has been recognized for the amount of the estimated loss.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (Imposto sobre a Renda das Pessoas Jurídicas - IRPJ - and Contribuçao Social sobre o Lucro Liquido -CSLL-) in relation to different administrative processes of various years on the ground that the requirements under the applicable legislation were not met. The appeals, which involve several cases, are pending decision in different administrative and judicial instances. No provision was recognised in connection with the amount considered to be a contingent liability.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.
•In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios, Ltda. (DTVM, currently Santander Brasil Tecnología S.A.) and Banco Santander (Brasil) S.A. in relation to the Provisional Tax on Financial Movements (Contribuição Provisória sobre Movimentação Financeira) of the years 2000 to 2002. The administrative discussion ended unfavourably for both companies, and on July 3, 2015, filed a lawsuit requesting the cancellation of both tax assessments. The lawsuit was judged unfavourably in first instance. Therefore, both plaintiffs appealed to the court of second instance. In December 2020, the appeal was decided unfavourably, and the judgement was appealed before the higher courts. This case fell within the scope of the Comprehensive Transaction Programme (Programa de Transaçao Integral) established by the Ministry of Finance, and in 2025 a final settlement was reached. The amounts paid under the terms of the Transaction were fully provisioned.
•In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brasil), (currently Zurich Santander Brasil Seguros e Previdência S.A.), as the successor by merger to ABN AMRO Brasil dois Participações S.A., in relation to income tax (IRPJ and CSLL) for 2005, questioning the tax treatment applied to a sale of shares of Real Seguros, S.A. The administrative discussion ended unfavourably, and the CARF decision has been appealed at the Federal Justice. As the former parent of Santander Seguros S.A. (Brasil) (currently Zurich Santander Brasil Seguros e Previdência S.A.), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it is considered to be a contingent liability.

32	January - September 2026

•In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to corporate income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortisation of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortisation performed after the merger. The Bank appealed before the Higher Chamber of CARF, and a final favourable decision was obtained in April 2024. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.
•Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortisation of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A from years 2007 to 2012. In May and October 2024, the appeal related to period May 2009 to 2012 was rejected by the Higher Chamber of the CARF and the resolution was appealed at the Federal Justice. In September 2026, the appeal relating to period 2007 to April 2009 was unanimously upheld in first instance by the CARF and remains subject to further appeal by the tax authorities before its Higher Chamber. No provision was recognised in connection with this matter as it was considered to be a contingent liability.
•Banco Santander (Brasil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for the amount considered to be a contingent liability.
•Banco Santander (Brasil) S.A. is involved in appeals in relation to infringement notices initiated by tax authorities regarding the offsetting of tax losses in the CSLL of year 2009 and 2019. The appeals are pending decision at the administrative level. No provision was recognised in connection with this matter as it is considered to be a contingent liability.
•Banco Santander (Brasil) S.A. filed a suspensive judicial measure aiming to avoid the withholding income tax (Imposto sobre a Renda Retido na Fonte - IRRF), on payments derived from technology services provided by Group foreign entities. A favorable decision was handed down and an appeal was filed by the tax authority at the Federal Regional Court. The Regional Court has issued a decision upholding the tax authorities' appeal, which has subsequently been challenged by the Bank. No provision was recognized as it is considered to be a contingent liability.
•Banco Santander (Brasil) S.A. filed a lawsuit to exclude the income earned on compulsory deposits held with the Central Bank of Brazil (BACEN) from the PIS and COFINS tax base. In 2024, a favorable decision was rendered, which was appealed by the National Treasury. A provision was recognized for the amounts involved.

•Brazilian tax authorities have issued infringement notices against Getnet Adquirência e Serviços para Meios de Pagamento S.A and Banco Santander (Brasil) S.A. as jointly liable in relation to corporate income tax (IRPJ and CSLL) for 2014 to 2018 questioning the tax-deductibility of the amortization of the goodwill from the acquisition of Getnet Tecnologia Proces S.A., considering that the company would not have complied with the legal requirements for such amortization. The tax assessment notices were appealed to the CARF. In 2024, the CARF issued a favourable partial decision on both infraction notices. In December 2024, the tax authorities issued a new infringement notice for 2019 and 2020. No provision was recognized as it is considered to be a contingent liability.
The total amount for the aforementioned Brazil lawsuits that are fully provisioned is EUR 899 million, and for lawsuits that qualify as contingent liabilities is EUR 5,554 million.
At the date of approval of these interim financial statements, there are other less significant tax disputes.
ii. Non-tax-related proceedings
At 30 September 2026 the main non-tax-related proceedings concerning the Group were as follows:
•Payment Protection Insurance (PPI): AXA France IARD and AXA France Vie (AXA), formerly GE Capital Corporation group entities, Financial Insurance Company Ltd and Financial Assurance Company Ltd (FICL and FACL), brought a claim against (i) Santander Cards UK Limited (San Cards), formerly known as GE Capital Bank Limited (GECB), which was acquired by Banco Santander S.A. in 2008 and subsequently transferred to Santander UK plc; and (ii) Santander Insurance Services UK Limited (SISUK), a Banco Santander S.A. subsidiary. The claim relates to the allocation of liability for compensation and associated costs in respect of PPI policies distributed by GECB pre-2005, which were underwritten by FICL and FACL.

In its judgment of July 2025, the Commercial Court of England and Wales found against SISUK in relation to AXA’s claim pursuant to an indemnity in an agency agreement entered between GECB, FICL and FACL in 2000 and novated by GECB to SISUK in 2010.

In October 2025, SISUK and San Cards obtained permission to appeal the findings in the Judgment that the indemnity applied retrospectively to PPI sales prior to December 2000 (Santander Appeal). In January 2026, AXA obtained permission to cross-appeal the Commercial Court’s rejection of AXA’s contribution claim made under the Civil Liability (Contribution) Act 1978 against San Cards (AXA’s cross appeal).

On 15 September 2026, the Court of Appeal unanimously upheld Santander’s appeal and dismissed AXA’s cross-appeal. AXA made an interim payment of GBP 525 million (EUR 618.9 million) to SISUK on 5 October 2026. The interim payment excludes further amounts due to SISUK where there is a difference of view on calculation which, if not agreed, are to be remitted to the lower court for determination. There is no material impact on Santander UK or San Cards as a result of the Court of Appeal’s judgment.

January - September 2026	33

On 13 October 2026, AXA made an application to the Court of Appeal for permission to appeal to the Supreme Court. The outcome of this application is expected in Q4 2026. If AXA’s application is unsuccessful before the Court of Appeal, AXA will have the ability to apply directly to the Supreme Court.

No customers have suffered loss as a consequence of the claim brought by AXA, the Commercial Court Judgment or the Court of Appeal Judgment, nor does it impact upon past redress paid to customers for PPI complaints.

•Motor Finance Broker Commissions: following the Financial Conduct Authority’s (FCA) Motor Market review in 2019 which resulted in a change in rules in January 2021, Santander Consumer (UK) plc (SCUK) received several county court claims and complaints in respect of its historical use of discretionary commission arrangements (DCAs) prior to the 2021 rule changes. In January 2024, the FCA commenced a review of the use of DCAs between lenders and credit brokers (the FCA Review). Pending the conclusion of its review, the FCA paused the handling of motor finance commission related complaints. The pause was in place until 31 May 2026, reflecting the extended timeline of the FCA's Review and subsequent Consultation (see below). A claim was issued against SCUK, Santander UK plc and others in the Competition Appeal Tribunal (CAT), alleging that SCUK’s historical DCAs in respect of used car financing operated in breach of the Competition Act 1998. These proceedings have been stayed until the end of December 2026 reflecting the timeline of the challenges to the FCA's final redress scheme published on 30 March 2026 (as is explained below).
The Santander UK group Holdings recognised a provision of GBP 293.0 million (EUR 353.3 million) in its financial results for 2024 following a decision of the Court of Appeal in Hopcraft, Wrench and Johnson (Hopcraft) stating that motor dealers acting as credit brokers owed fiduciary or disinterested duties to their customers. On 1 August 2025, the Supreme Court overturned this decision finding that commission payments by lenders to motor dealers would not be unlawful on that basis. In addition, the Supreme Court held that an unfair relationship under s.140A of the Consumer Credit Act 1974 had arisen in one of the cases on its facts and awarded the amount of the commission paid by the lender plus interest at a commercial rate as the remedy. It also confirmed that the test for unfairness of the relationship with borrower was highly fact sensitive and it outlined a series of non-exhaustive factors to consider in assessing unfair relationships in this context (indicating that no or partial disclosure was not necessarily enough on its own to constitute an unfair relationship).
Following the Supreme Court’s judgment, on 3 August 2025, the FCA announced that it aimed to publish a consultation on an industry wide redress scheme in early October and that this consultation would be open for six weeks. In early September 2025, the appeal to the Court of Appeal of the High Court’s judicial review of a final decision by the Financial Ombudsman Service against another lender (which alongside the Supreme Court case was highly relevant to the outcome of the FCA’s Review) was discontinued.
Santander UK increased its provision to GBP 461 million (EUR 528.1 million) in its financial results for 2025, further to the publication of the FCA’s consultation paper on 7 October 2025 regarding a proposed industry-wide motor finance consumer redress scheme (the Consultation). This was based on a range of scenarios and assumptions, reflecting an increased likelihood that a higher number of cases than previously predicted could be eligible for redress, that the FCA would seek to impose a remedy that extended beyond reversing any damaging financial consequences caused by any unfair relationships and potential changes to the proposed scheme following responses to the Consultation or publication of the FCA’s final scheme rules.
On 30 March 2026, the FCA published its Policy Statement PS26/3: Motor finance consumer redress scheme. Following its assessment of the final scheme rules, which included several changes to the proposals in the Consultation, Santander UK group decided not to challenge the scheme and to focus on its implementation in order to bring greater certainty to its customers.
Santander UK updated its scenarios and assumptions including operational and legal costs to reflect the final scheme rules. This resulted in an additional charge of GBP 179 million (EUR 207 million), increasing the total provision to GBP 633 million (EUR 725 million), at the upper end of the previously assessed range.
Applications have been made by certain lenders and a consumer group to challenge aspects of the scheme before the Upper Tribunal. On 1 July 2026, the Tribunal made orders providing for the management of those proceedings and partially suspending certain elements of the scheme including sending communications to affected customers and making compensation payments pending determination of the challenges. The substantive hearing is expected to take place by Q1 2027.

At 30 September 2026, Santander UK has a provision of GBP 616 million (EUR 720 million) corresponding to the existing provision at the end of previous quarter after utilization of costs incurred to date.

As a result, the legal and regulatory outcomes, and the nature, extent and timing of any remediation action remain uncertain.

Given the existing uncertainties, including those relating to the potential implementation of the scheme and the outcome of the challenges, the final financial impact of this matter could differ from the provision recorded as of the reporting date.

•Banco Popular´s acquisition: after the declaration of the resolution of Banco Popular, some investors filed claims against the EU’s Single Resolution Board decision, and the FROB's resolution executed in accordance with the aforementioned decision. Likewise, numerous civil lawsuits were filed against Banco Santander, S.A. alleging that the information provided by Banco Popular was erroneous and requesting from Banco Santander, S.A. the restitution of the price paid for the acquisition of the investment instruments or, where appropriate, the corresponding compensation.

34	January - September 2026

In relation to the direct appeals filed before the General Court of the European Union (EGC) and the Court of Justice of the European Union (CJEU), all appeals were either dismissed or discontinued. Currently, there are no ongoing appeals. On 4 February 2026, the National Court issued its first rulings dismissing the actions brought against the FROB’s decision, in application of the judgments of the EGC and the CJEU.
In the civil proceedings, several Spanish judges referred to the CJEU a number of preliminary questions that have already been resolved. In particular, in the judgments of 5 May 2022 (C-410/20) and 5 September 2024 (C-775/22, C-779/22, C-794/22), the CJEU stated that Directive 2014/59/EU on bank resolution prevents shareholders, subordinated debt holders, and holders of equity instruments converted into shares bringing actions against a financial institution subject to a resolution proceeding or against its successor after the resolution, claiming liability for the information contained in the prospectus, under Directive 2003/71/EC, or actions seeking the nullity of the contract of subscription of capital instruments, which, given its retroactive effects, would result in the refund of the value of such securities, plus the interest accrued as of the date of execution of the contract. In its 11 September 2025 resolutions (C-687/23 and C-447/23), the CJEU declared that the above referred TJUE resolutions do not apply to actions pursued prior to the entity’s resolution. There are currently no other preliminary questions under consideration.

On 4 March 2024, in the context of preliminary proceedings 42/2017, the Central Court of Instruction No. 4 issued a ruling transforming the proceedings into Summary Proceedings and terminating the investigation phase. The ruling considers that the circumstantial evidence resulting from the investigation which could constitute a crime is basically the following: (i) an alleged misrepresentation in the prospectus of the 2016 capital increase of Banco Popular; (ii) an alleged misrepresentation in the annual accounts of Banco Popular for 2015, the interim financial statements for 2016 and the annual accounts for 2016; and (iii) the offer to the market of a distorted amount of regulatory capital, after the capital increase of 2016 (for allegedly having been granted by Banco Popular financing to clients for the subscription of shares in the aforementioned capital increase, without discounting it from the regulatory capital). According to the aforementioned ruling, these facts could constitute the crimes of fraud of investors (art. 282 of the Criminal Code) and accounting falsehood (art. 290 of the Criminal Code). All appeals filed against the ruling have been dismissed.

The accusing parties, including the Public Prosecutor's Office, filed their indictment briefs on 28 October 2024, which included requests for compensation for civil liability and the request that not only the defendants but also several entities are held liable for such compensation, including Banco Santander, S.A., the auditing firm and several insurance companies. Following the filing of the indictment briefs, on 22 November 2024, the Court (Investigating Judge) issued an order for the opening of the oral trial against the defendants and civil liability parties, including Banco Santander, S.A. as a possible civil liable party. However, in line with what was determined by the Spanish National Court and confirmed by the Supreme Court concerning the hypothetical succession of Banco Popular by Banco Santander, S.A., the oral trial has not been opened against the Bank as possible direct civil liable party. Regarding civil liability, the Bank considers that it has no subsidiary civil liability, in light of the CJEU’s judgments of 5 May 2022 (C-410/20), 5 September 2024 (C-775/22, C-779/22, C-794/22) and 11 September 2025 (C-687/23 and C-447/23). Notwithstanding the foregoing, in its 5 October 2022 ruling, the Spanish National Court has stated that this issue shall be resolved within the ongoing proceedings.
The order to open the oral trial states that the plaintiffs have requested compensation for civil liability for a total amount of EUR 2,277.65 million. Additionally, the order rejects the imposition of the guarantee requested by several of the accusing parties, considering that it is unnecessary to secure the outcome of the trial. The defendants and potential civil liable parties submitted their defense writs on 4 February 2025. On 2 March 2026, the order admitting the evidence was issued, and the oral hearing was scheduled to take place from 19 January to 30 June 2027. By a court order dated 14 October 2026, the trial was rescheduled and is expected to take place from October 2027 to March 2028.
The estimated cost of any compensation to shareholders and bondholders of Banco Popular recognized in the 2017 accounts amounted to EUR 680 million, of which EUR 535 million were applied to the commercial loyalty program. On 15 December 2024, Banco Santander, S.A., proceeded to redeem in advance voluntarily all bonds in circulation regarding such commercial action. The CJEU judgements of 5 May 2022 (C-410/20), 5 September 2024 (C-775/22, C-779/22, C-794/22) and 11 September 2025 (C-687/23 and C-447/23) referred above, represented a very significant reduction in the risk associated with these claims.
•German shares investigation: the Bank and other group entities based in the UK - Santander UK plc, Santander Financial Services Plc and Cater Allen International Limited- are involved in investigation and supervisory proceedings conducted by the competent German authorities, in relation to a particular type of tax dividend linked transactions known as cum-ex transactions.
The Group is cooperating with the German authorities. According to the state of the investigations, the result, and the effects for the Group, which may potentially include the imposition of material financial consequences (penalties, and/or disgorgement of proceeds) cannot be reliably anticipated. For this reason, the Group has not recognized any provisions in relation to the potential imposition of financial liabilities.
•Banco Santander was sued in a legal proceeding in which the plaintiff alleges that the Banco Santander breached his contract as CEO of the institution: in the lawsuit, the claimant mainly requested a declaratory ruling upholding the existence, validity and effectiveness of such contract and its enforcement together with the payment of certain amounts. For the case that the main request is not granted, the claimant sought a compensation for a total amount of approximately EUR 112 million or, an alternative relief for other minor amounts. Banco Santander answered to the legal action stating that the conditions to which the appointment of that position was subject to were not met; that the executive services contract required by law was not concluded; and that in any case, the parties could terminate the contract without any justified cause. On 17 May 2021, the plaintiff reduced his claims for compensation to EUR 61.9 million.

January - September 2026	35

On 9 December 2021, the Court upheld the claim and ordered the Bank to compensate the claimant in the amount of EUR 67.8 million. By court order of 13 January 2022, the Court corrected and supplemented its judgment, reducing the total amount to be paid by the Bank to EUR 51.4 million and clarifying that part of this amount (EUR 18.6 million buy out) was to be paid under the terms of the offer letter, i.e., entirely in Banco Santander shares, within the deferral period for this type of remuneration at the plaintiff's former employer and subject to the performance metrics or parameters of the plan in force at the Bank, which was that of 2018. As explained in note 5 of the report of the consolidated annual accounts of the year 2022, the degree of performance of these objectives was 33.3%.
The Bank filed an appeal against the judgment before the Madrid Court of Appeal, which was opposed by the plaintiff. At the same time, the plaintiff filed an application for provisional enforcement of the judgment in the First Instance Court. A court order was issued ordering enforcement of the judgment, and the Bank deposited in the court bank account the full amount provisionally awarded to the claimant, including interest, for an approximate sum of EUR. 35.5 million, within the voluntary compliance period.
On 6 February 2023, Banco Santander was notified with the judgment of 20 January 2023 by which the Madrid Court of Appeal partially upheld the appeal filed by the Bank. The judgment has reduced the amount to be paid by EUR 8 million, which, to the extent that this amount was already paid in the provisional partial enforcement of the judgement of first instance court, must be returned to the Bank together with other amounts for interest, which the appeal judgement also rejects. The plaintiff deposited circa EUR 9.6 million. This amount was received by the Bank on 11 July 2023.
On 11 April 2023, the Bank filed an extraordinary appeal for procedural infringement and an appeal in cassation against the Madrid Court of Appeal’s judgment before Spanish Supreme Court. The extraordinary and cassation appeals submitted by the Bank were accepted on 26 March 2025 and are pending to be resolved. Existing provisions cover the estimated risk of loss.
•CHF Polish Mortgage Loans (Santander Consumer Bank Poland): in October 2019, the CJEU rendered its decision in relation to the effects of the potential unfairness of certain contractual clauses in CHF-Indexed loan agreements. The CJEU established that it is for the national courts to determine the invalidity of a contract where it cannot be maintained without the clause declared unfair and where no supplementary provisions exist that would allow the contract to be maintained. Subsequently, in June 2023, the CJEU confirmed that the effects of such invalidity must be determined in accordance with national law, interpreted in the light of Directive 93/13/EEC, and that claims by financial institutions exceeding the reimbursement of the loan principal and, where applicable, default interest, are contrary to the objectives of that Directive.
In April 2024, the Civil Chamber of the Polish Supreme Court issued a judgment confirming that clauses relating to the mechanism for determining the exchange rate declared abusive cannot be replaced by alternative provisions and that, in the absence of a binding exchange rate, the contract is not enforceable for the parties. With regard to the effects of invalidity, the Supreme Court confirmed the existence of independent restitution claims for each party and ruled out the possibility of claiming interest or other amounts for the use of the funds. Nevertheless, certain aspects of this judgment have been subject to internal debate within the Supreme Court itself, reflecting the complexity and evolving nature of the jurisprudential framework.
In this context, Santander Consumer Bank S.A. estimates legal risk using a model that considers different possible outcomes and regularly reviews court rulings on this matter in order to assess changes in case law, including the impact of the aforementioned Supreme Court judgment. Settlements are being reached both with customers who have already initiated legal proceedings and with customers who have not yet filed a claim. The model used to calculate provisions for legal risks considers the evolution and expected development of such settlements.
As of 30 September 2026, Santander Consumer Bank S.A. (Poland), held a portfolio of mortgages denominated in or indexed to CHF amounting to approximately PLN 462.1 million (EUR 106.0 million). As of the same date, the total amount adjusted against the gross carrying amount of loans in accordance with IFRS 9, together with the provisions recognised under IAS 37, amounts to PLN 671.7 million (EUR 154.0 million), of which PLN 346.8 million (EUR 79.5 million) corresponds to adjustments to the gross carrying amount under IFRS 9 and PLN 324.8 million (EUR 74.5 million) to provisions recognised under IAS 37. The adjustment to gross carrying amount in accordance with IFRS9 and under IAS 37 during the first 9 months of 2026 are not material. Other costs related to the dispute amounted to PLN 80.7 million (EUR 18.9 million).
The Group continues to monitor the evolution of legal proceedings and to periodically review the adequacy of the provisions recognised, which represent the best estimate of the risk existing as of the date of the reporting.
•Banco Santander Mexico: dispute regarding a testamentary trust constituted in 1994 by Mr. Roberto Garza Sada in Banca Serfin (currently Santander Mexico) in favor of his four sons in which he affected shares of Alfa, S.A.B. de C.V. (respectively, Alfa and the Trust). During 1999, Mr. Roberto Garza Sada instructed Santander México in its capacity as trustee to transfer 36,700,000 shares from the Trust's assets to his sons and daughters and himself. These instructions were ratified in 2004 by Mr. Roberto Garza Sada before a Notary Public.
Mr. Roberto Garza Sada passed away on 14 August 2010 and subsequently, in 2012, his daughters filed a complaint against Santander Mexico alleging it had been negligent in its trustee role. The lawsuit was dismissed at first instance in April 2017 and on appeal in 2018. In May 2018, the plaintiffs filed an appeal (recurso de amparo) before the First Collegiate Court of the Fourth Circuit based in Nuevo León, which ruled in favor of the plaintiffs on 7 May 2021, annulling the 2018 appeal judgment and condemning Santander Mexico to the petitions claimed, consisting of the recovery of the amount of 36,700,000 Alfa shares, together with dividends, interest and damages.

36	January - September 2026

Since 2021, Santander Mexico has filed before the Supreme Court of Justice of the Nation a constitutional review challenge (recurso de revisión constitucional) against the referred decision which was initially rejected by the Supreme Court; and several appeals (recursos de reclamación) against such rejection. On 25 June 2025, one of the appeals filed by the Bank was accepted, and this decision was extended to a remaining one, which will now be resolved. In case that these appeals are resolved favorably to the Bank, the Supreme Court will decide on the merits of the constitutional review against the judgment which condemned the Bank.
In parallel to the foregoing, the Bank also filed an amparo against the judgment favorable to the plaintiffs rendered by the First Collegiate Court of the Fourth Circuit in the State of Nuevo León before the Collegiate Courts of such State. In April 2026, the Supreme Court of Justice of the Nation admitted the request filed by the Bank in 2024 to hear and resolve the amparo appeal.

The challenges and appeals filed by the Bank imply that the judgment rendered in favour of the plaintiffs is not final, and Santander México believes that the actions taken should prevail and reverse the decision against it. The impact of a potential unfavorable resolution for Santander México will be determined in a subsequent proceeding and will also depend on the additional actions that Santander México may take in its defense, so it is not possible to reliably determine it at this time. At the current stage of the proceedings, the provisions recorded are considered sufficient to cover the risks deriving from this claim.
•Mortgage Expenses: In December 2015 the Spanish Supreme Court ruled that mortgage clauses relating to the payment of fees associated to formalizing the mortgage were abusive. On 27 November 2018, the Supreme Court agreed that the taxpayer of the documented legal acts stamp duty tax (IAJD) on the mortgage loans should be the borrower. On 9 November 2018, RDL 17/2018 came into force and modified the Law of the IAJD, establishing that the taxpayer is the Bank. On 23 January 2019, the Supreme Court ruled the distribution of the same must be 50% between the Bank and the borrower in public notary expenses and agency expenses. The Supreme Court also ruled that the Bank must pay 100% of the Registry. On 26 October 2020, the Supreme Court ruled that the Bank is fully responsible for the management expenses; and on 27 January 2021, the Supreme Court ruled that the Bank is also responsible for the valuation expenses.
The CJEU judgment of 25 January 2024 established that, for the purposes of calculating the limitation period, it is necessary that the consumer is aware of their rights and of the possibility that their clause may be null and void. The CJEU also stated that it cannot be presumed that the consumer has knowledge of national case law on consumer rights, even if such case law is well established. The CJEU judgment of 25 April 2024, while declaring that the specific judgment declaring the nullity of the clause constitutes an appropriate moment for the limitation period to commence, added that this is without prejudice to the professional’s ability to prove that the consumer had, or could reasonably have had, knowledge of the unfair nature of the clause in question prior to that decision being issued. The Spanish Supreme Court, in its judgment of 14 June 2024, confirmed that the commencement of the limitation period requires the professional to prove, in each individual case, that the consumer was aware of the unfair nature of the clause, providing specific evidence regarding their dealings with that consumer. The recorded provision includes the best estimate of Group’s liability for this matter.
Banco Santander, S.A. and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business including those in connection with lending activities, relationships with employees and other commercial or tax matters additional to those referred to here.
With the information available to it, the Group considers that, at 30 September 2026, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal risks. Those cases in which provisions have been registered but are not disclosed are justified on the basis that it would be prejudicial to the proper defense of the Group. Subject to the qualifications made, the Group believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position, or results of operations.
11.   Equity
In the nine-month periods ended 30 September 2026 and 2025 there were no quantitative or qualitative changes in Grupo Santander's equity other than those indicated in the condensed consolidated statements of changes in total equity.
a)    Capital
On 20 August 2026, in connection with the acquisition of Webster, Banco Santander executed a capital increase amounting to a nominal value of EUR 165 million, by issuing 329,846,438 new ordinary shares with a nominal value of EUR 0.50 per share.
On 21 August 2026, the share buyback programme approved by the Board of Directors on 3 February 2026 was completed after reaching the maximum investment amount of EUR 5,030 million, with 462,683,139 treasury shares having been acquired, representing approximately 3.08% of the share capital. On 1 September 2026, a share capital reduction of EUR 231 million was executed through the cancellation of the 462,683,139 treasury shares acquired under the aforementioned share buyback programme.
The transaction did not involve the return of contributions to shareholders, as the Bank holds the redeemed shares.
Banco Santander's share capital at 30 September 2026 and 31 December 2025 consisted of EUR 7,278 and 7,345 million, represented by 14,556,482,801 and 14,689,319,502 shares, respectively, of EUR 0.50 of nominal value each and all of them of a unique class and series.

January - September 2026	37

b)    Share premium
As a result of the capital increase carried out in connection with the acquisition of Webster described in Note 11.a, the share premium increased by EUR 3,394 million as a result of the difference between the total effective amount of the capital increase, which amounted to EUR 3,559 million, and the par value of the new shares issued, which amounted to EUR 165 million (see Statements of Changes in Total Equity).
As a result of the capital reduction described in Note 11.a, the share premium has been reduced by EUR 4,799 million corresponding to the difference between the purchase value of the shares amortised (EUR 5,030 million) and the nominal value of said shares (EUR 231 million) (see Statements of Changes in Total Equity). Likewise, and in accordance with applicable legislation, a reserve for amortized capital has been allocated with a charge to the share premium for an equal amount to the nominal value of said amortised shares (EUR 231 million).
c) Breakdown of other comprehensive income - Items not reclassified to profit or loss and Items that may be reclassified to profit or loss

	EUR million
	30-09-2026	31-12-2025
Other comprehensive income accumulated	(34,419)	(37,974)
Items not reclassified to profit or loss	(2,709)	(4,121)
Actuarial gains or losses on defined benefit pension plans	(3,870)	(3,896)
Non-current assets held for sale	—	56
Share in other income and expenses recognised in investments, joint ventures and associates	2	1
Other valuation adjustments	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	1,183	(250)
Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedged item)	258	208
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedging instrument)	(258)	(208)
Changes in the fair value of financial liabilities measured at fair value through profit or loss attributable to changes in credit risk	(24)	(32)
Items that may be reclassified to profit or loss	(31,710)	(33,853)
Hedge of net investments in foreign operations (effective portion)	(8,106)	(7,343)
Exchange differences	(21,528)	(25,475)
Hedging derivatives (effective portion)	(991)	333
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	(812)	(372)
Hedging instruments (items not designated)	9	(11)
Non-current assets held for sale	—	(590)
Share in other income and expenses recognised in investments, joint ventures and associates	(282)	(395)
d) Other comprehensive income – Items not to be reclassified to profit or loss – Actuarial gains or losses on defined benefit pension plans.
The balance of the heading Other accumulated comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans, includes the actuarial gains or losses and the return on the assets assigned to the plan, less administration costs and plan's own taxes, and any change in the effects of the asset limit, excluding amounts included in net interest on net defined benefit liability (asset). Its variation is shown in the consolidated condensed statement of recognized income and expense.
During the first nine months of 2026, the amount of actuarial losses (net of actuarial gains) has increased by EUR 183 million. The main impacts are:
In first place, due to the higher addition against equity amounting to EUR 41 million, with the following breakdown:
•Increase of EUR 51 million in the accumulated actuarial losses relating to the Group´s entities in the United Kingdom, mainly due to the evolution of the asset portfolio, experience adjustments and movements in long-term inflation -increase from 2.90% to 3.17%- partially offset by movements in the discount rate -increase from 5.58% to 6.52%-.
•Decrease of EUR 10 million in the cumulative actuarial losses relating to the Group's businesses in other geographical areas.
In second place, due to the evolution of exchange rates, a EUR 142 million increase, mainly due to the appreciation of the Brazilian real and the sterling pound.

38	January - September 2026

e) Other comprehensive income - Items not reclassified to profit or loss – Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income
Includes the net amount of unrealised fair value changes in equity instruments at fair value with changes in other comprehensive income.
Below is a breakdown of the composition of the balance as of 30 September 2026 and 31 December 2025 under 'Other comprehensive income - Items not reclassified to profit or loss - Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income' depending on the geographical origin of the issuer:

	EUR million
	30-09-2026				31-12-2025
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Domestic
Spain	54	(383)	(329)	117	47	(1,326)	(1,279)	133
International
Rest of Europe	588	(24)	564	2,011	75	(81)	(6)	186
United States	25	(1)	24	38	23	(1)	22	36
America and rest of the world	925	(1)	924	1,905	1,013	—	1,013	1,926
	1,592	(409)	1,183	4,071	1,158	(1,408)	(250)	2,281
Of which:
Listed	1,464	(63)	1,401	3,776	1,033	(49)	984	1,993
Unlisted	128	(346)	(218)	295	125	(1,359)	(1,234)	288
f) Other comprehensive income - Items that may be reclassified to profit or loss – Hedges of net investments in foreign operations (effective portion) and exchange differences
Other comprehensive income - Items that may be reclassified to profit or loss - Hedges of net investments in foreign operations (effective portion) includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, in respect of the portion of these changes considered to be effective hedges.
Other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.
The net variation of both headings recognised during the first nine months of 2026 in the interim condensed consolidated statement of recognised income and expenses, reflects the impact of the evolution of the currencies during the year, reflecting mainly the general appreciation of the currencies Brazilian real, Mexican peso, US dollar and Pound sterling (see Note 1.e).
Of this variation, a capital gain of EUR 554 million corresponds to the valuation at the closing exchange rate of goodwill for the first nine months of 2026 (see Note 8).

January - September 2026	39

g) Other comprehensive income – Items that may be reclassified to profit or loss – Changes in the fair value of debt instruments measured at fair value through other comprehensive income - Loans and advances and debt instruments
Includes the net amount of unrealised fair value changes in debt instruments- loans and advances and debt instruments- at fair value through other comprehensive income.
Below is a breakdown of the composition of the balance as of 30 September 2026 and 31 December 2025 under Other comprehensive income - Items that may be reclassified to profit or loss - Changes in the fair value of debt instruments measured at fair value through other comprehensive income depending on the type of instrument:

	EUR Million
	30-09-2026			31-12-2025
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)
Loans and advances	113	(108)	5	169	(71)	98
Debt instruments	268	(1,085)	(817)	364	(834)	(470)
The detail of Debt instruments depending on the geographical origin of the issuer is as follows:

	EUR million
	30-09-2026				31-12-2025
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Issued by Public-sector
Spain	147	—	147	10,687	118	—	118	10,142
Rest of Europe	40	(106)	(66)	5,398	61	(36)	25	6,469
America and rest of the world	45	(722)	(677)	32,954	109	(528)	(419)	31,685
Issued by Private-sector
Spain	10	(5)	5	283	8	(6)	2	376
Rest of Europe	16	(11)	5	3,752	28	(15)	13	4,672
America and rest of the world	10	(241)	(231)	7,638	40	(249)	(209)	4,961
	268	(1,085)	(817)	60,712	364	(834)	(470)	58,305

40	January - September 2026

12.   Segment information (Primary segments)
Grupo Santander has aligned the information in this note with the underlying information used internally for management reporting and with that presented in Grupo Santander's other public documents.
Grupo Santander's executive committee has been selected to be its chief operating decision maker. Grupo Santander's operating segments reflect its organizational and managerial structures. Grupo Santander's executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by global business and country in which profits are earned. Santander prepares the information by aggregating the figures for Grupo Santander’s global businesses and countries, relating it to both the accounting data of the business units integrated in each segment and that provided by management information systems. The same general principles as those used in Grupo Santander are applied.
On 10 February 2026, the Group announced a series of changes to its reporting structure, effective from Q1 2026:
•Reporting of the Cards business within Retail & Commercial Banking: the income statement and balance sheet items relating to the Cards business are reclassified to Retail (previously recorded in Payments).
•Other changes within the primary segments:
◦The Digital Consumer Bank (Consumer) business is renamed Openbank.
◦Wealth Management & Insurance is reorganized into two business lines: Private Banking, which comprises the corporate private banking unit and International Private Banking in the US, Switzerland and the UAE; and Insurance & Asset Management Solutions, which brings together the insurance business and liquid and illiquid asset management activities, and includes the investment platforms and holdings that complement the traditional Wealth business.
These changes do not have any impact on the reported figures at the Group or primary segment levels.
The Group's primary level of segmentation, comprises six reportable segments: five global businesses plus the Corporate Centre. The global businesses are:
•Retail & Commercial Banking (Retail): area that integrates the retail banking and commercial banking businesses (individuals, SMEs and corporates), except private banking clients and business originated in the consumer finance businesses.
•Openbank, previously known as Digital Consumer Bank: comprises business originated by consumer finance companies, including the digital bank (formerly Openbank), Open Digital Services (ODS) and the retail business in the US.
•Corporate & Investment Banking (CIB): business which includes Global Transaction Banking, Global Banking (Global Debt Financing and Corporate Finance) and Global Markets business lines. Offers products and services on a global scale to corporate and institutional customers, and collaborates with other global businesses to better serve the broad customer base.
•Wealth Management & Insurance (Wealth): comprises two business lines: i) Private Banking, which includes the corporate private banking unit and International Private Banking in the US, Switzerland and the UAE; and ii) Insurance & Asset Management Solutions, which will bring together the insurance business and liquid and illiquid asset management activities and includes the investment platforms and holdings that complement the traditional Wealth business.
•Payment Solutions (Payments): brings together the Group’s digital payment solutions and provides global technological solutions to Group entities and new customers in the open market. It will comprise Getnet, Getnet Platforms and Ebury.
•Corporate Centre: includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s asset and liability committee, as well as management of liquidity and of shareholders’ equity via issuances.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the other businesses. It also incorporates goodwill impairments but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.
In accordance with the information used by the Group's executive committee for decision making, following is a distribution of the gross margin by business segment of the consolidated income statements for the nine-month periods ended 30 September 2026 and 2025.
This financial information ('underlying basis') is computed by adjusting reported results for the effects of certain gains and losses (e.g.: capital gains, write-downs, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to understand better the underlying trends in the business.

January - September 2026	41

Following is the reconciliation between the adjusted profit and the statutory profit corresponding to the nine-month periods ended 30 September 2026 and 2025:

	EUR million
	Total Income		Profit before tax		Profit
Segment	30-09-2026	30-09-2025	30-09-2026	30-09-2025	30-09-2026	30-09-2025
Retail & Commercial Banking	26,277	24,179	9,144	8,096	6,445	5,631
Openbank	10,062	9,667	2,299	2,251	1,407	1,561
Corporate & Investment Banking	6,936	6,027	3,334	3,051	2,433	2,080
Wealth Management & Insurance	3,198	2,895	2,067	1,809	1,651	1,376
Payments	1,175	994	151	57	105	35
Corporate Centre	(841)	(520)	(1,225)	(1,254)	(865)	(1,059)
Underlying Profit	46,807	43,242	15,771	14,010	11,176	9,624
Adjustments	(94)	6	(982)	(249)	1,229	713
Statutory Profit	46,713	43,248	14,789	13,761	12,405	10,337
Explanation of the adjustments to the statutory profit at 30 September 2026:
•The capital gain generated from the completion of the Poland disposal, amounting to 1,895 million euros, is recognised in the line item ‘profit/(loss) after tax from discontinued operations’. However, for underlying reporting purposes, this capital gain has been excluded from underlying profit.
•Integration costs, related to the acquired businesses, amounted to 934 million euros on a gross basis (666 million euros net of tax and non-controlling interests), and have been excluded from underlying profit.
Explanation of the adjustments to the statutory profit at 30 September 2025:
•In accordance with IFRS 5 requirements, in the statutory profit, results subject to the Poland disposal have been reported under the line 'Profit or loss after tax from discontinued operations' (see Note 2). However, in the underlying profit, the results from Poland have been reclassified so that they are reported line by line and disaggregated in each of the corresponding line items.
•A capital gain of EUR 231 million at 30 September 2025, from the sale of Santander's remaining 30.5% stake in CACEIS.
•Charges of EUR 467 million at 30 September 2025 (EUR 231 million net of taxes and minority interests) after updating the macroeconomic parameters in Brazil's credit provisioning models.

42	January - September 2026

113.   Related parties
The parties related to Grupo Santander are deemed to include, in addition to its subsidiaries, associates and joint ventures, Banco Santander’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.
Following is a detail of the transactions performed by Grupo Santander with its related parties in the first nine months of 2026 and 2025, distinguishing between significant shareholders, members of Banco Santander’s board of directors, Banco Santander’s executive vice presidents, Grupo Santander entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognised:

	EUR million
	30-09-2026
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses
Finance costs	—	—	101	2	103
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of stocks	—	—	—	—	—
Other expenses	—	—	151	1	152
	—	—	252	3	255
Income
Finance income	—	—	299	6	305
Dividends received	—	—	—	—	—
Services rendered	—	—	29	—	29
Sale of stocks	—	—	—	—	—
Other income	—	—	1,194	1	1,195
	—	—	1,522	7	1,529

	EUR million
	30-09-2026
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Financing agreements: loans and capital contributions (lender)	—	(1)	231	77	307
Financing agreements: loans and capital contributions (borrower)	—	1	448	42	491
Guarantees provided	—	—	—	(8)	(8)
Guarantees received	—	—	—	—	—
Commitments acquired	—	—	62	(2)	60
Dividends and other distributed profit	—	3	—	23	26
Other transactions	—	—	(44)	(7)	(51)

January - September 2026	43

	EUR million
	30-09-2026
Balance closing period	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Debt balances:
Customers and commercial debtors	—	—	—	—	—
Loans and credits granted	—	17	10,581	351	10,949
Other collection rights	—	—	343	14	357
	—	17	10,924	365	11,306
Credit balances:
Suppliers and creditors granted	—	—	—	—	—
Loans and credits received	—	16	3,273	106	3,395
Other payment obligations	—	—	246	—	246
	—	16	3,519	106	3,641

	EUR million
	30-09-2025
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses
Finance costs	—	—	88	3	91
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of stocks	—	—	—	—	—
Other expenses	—	—	61	1	62
	—	—	149	4	153
Income
Finance income	—	—	330	6	336
Dividends received	—	—	—	—	—
Services rendered	—	—	24	—	24
Sale of stocks	—	—	—	—	—
Other income	—	—	1,046	4	1,050
	—	—	1,400	10	1,410

44	January - September 2026

	EUR million
	30-09-2025
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Financing agreements: loans and capital contributions (lender)	—	3	476	101	580
Financing agreements: loans and capital contributions (borrower)	—	(5)	(358)	(103)	(466)
Guarantees provided	—	2	(7)	4	(1)
Guarantees received	—	—	—	—	—
Commitments acquired	—	—	60	4	64
Dividends and other distributed profit	—	3	—	33	36
Other transactions	—	—	(265)	(3)	(268)

	EUR million
	31-12-2025
Balance closing period	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Debt balances:
Customers and commercial debtors	—	—	—	—	—
Loans and credits granted	—	18	10,121	274	10,413
Other collection rights	—	—	370	21	391
	—	18	10,491	295	10,804
Credit balances:
Suppliers and creditors granted	—	—	—	—	—
Loans and credits received	—	15	2,786	376	3,177
Other payment obligations	—	—	191	—	191
	—	15	2,977	376	3,368

January - September 2026	45

14.   Off-balance-sheet exposures
The off-balance-sheet exposures relate to balances representing loan commitments, financial guarantees and other commitments granted (recoverables and non recoverables).
Financial guarantees granted include financial guarantees contracts such as financial bank guarantees, credit derivatives, and risks arising from derivatives granted to third parties; non-financial guarantees include other guarantees and irrevocable documentary credits.
Loan and other commitments granted include all off-balance-sheet exposures, which are not classified as guarantees provided, including loan commitments granted.

	EUR million
	30-09-2026	31-12-2025
Loan commitments granted	342,782	321,234
Of which impaired	578	345
Financial guarantees granted	19,122	17,449
Of which impaired	290	332
Bank sureties	19,083	17,437
Credit derivatives sold	39	12
Other commitments granted	180,388	148,118
Of which impaired	462	668
Other granted guarantees	68,603	62,161
Other	111,785	85,957
The breakdown of the off-balance sheet exposure and impairment on 30 September 2026 and 31 December 2025 by impairment stages is EUR 519,143 million and EUR 464,215 million of exposure and EUR 379 million and EUR 338 million of impairment in stage 1, EUR 21,819 million and EUR 21,241 million of exposure and EUR 221 million and EUR 206 million of impairment in stage 2, and EUR 1,330 million and EUR 1,345 million of exposure and EUR 184 million and EUR 169 million of impairment in stage 3, respectively.
15.   Average headcount and number of branches
The average number of employees at Banco Santander and Grupo Santander, by gender, in the nine-month periods ended 30 September 2026 and 2025 is as follows:

Average headcount
	Bank		Group (*)
	30-09-2026	30-09-2025	30-09-2026	30-09-2025
Men	11,458	11,872	90,643	94,055
Women	11,073	11,416	95,178	100,069
	22,531	23,288	185,821	194,124
(*) As of 30 September 2025, this excludes the Group’s business sold in Poland. Including Poland, the average headcount amounted to 204,770.
The number of branches, depending on their location, as of 30 September 2026 and 31 December 2025 is as follow:

Number of branches
	Group
	30-09-2026	31-12-2025
Spain (*)	1,501	1,674
Group (**)	5,047	5,091
	6,548	6,765
(*) Includes branches in Spain of the Openbank business.
(**) Excludes 359 branches from the business sold in Poland at 31 December 2025.

46	January - September 2026

16.   Other disclosures
a) Valuation techniques for financial assets and liabilities
The following table shows a summary of the fair values, at 30 September 2026 and 31 December 2025, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by Grupo Santander to determine their fair value:

	EUR million
	30-09-2026				31-12-2025
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets held for trading	122,333	186,017	8,819	317,169	106,529	139,293	6,496	252,318
Non-trading financial assets mandatorily at fair value through profit or loss	3,177	2,489	3,241	8,907	2,407	2,465	2,889	7,761
Financial assets designated at fair value through profit and loss	3,033	4,593	184	7,810	2,860	5,152	34	8,046
Financial assets at fair value through other comprehensive income	54,188	15,578	9,818	79,584	52,589	12,962	9,061	74,612
Hedging derivatives (assets)	—	5,963	2	5,965	—	3,924	7	3,931
Financial liabilities held for trading	37,366	179,912	1,180	218,458	37,192	133,490	864	171,546
Financial liabilities designated at fair value through profit or loss	—	43,508	534	44,042	—	42,148	—	42,148
Hedging derivatives (liabilities)	—	6,264	8	6,272	—	4,229	19	4,248
Liabilities under insurance contracts	—	22,220	246	22,466	—	18,510	227	18,737
The Group determines the fair value of financial instruments as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When quoted prices in active markets exist for identical instruments, those prices are used without significant adjustments. In the absence of quoted prices in active markets, fair value is estimated using valuation techniques generally accepted in the market, maximising the use of observable inputs and minimising the use of unobservable inputs.

The valuation techniques applied by the Group include, among others, discounted cash flow methods, present‑value models, option‑pricing models, techniques based on prices or spreads of comparable instruments, credit models, and simulation or stochastic‑volatility models for more complex instruments. Key inputs include interest‑rate and discount curves, inflation curves, exchange rates, spot prices, credit curves, liquidity spreads, volatilities, dividends, correlations, recovery rates, prepayment rates and other parameters relevant to the instrument being valued.

Classifications are reviewed periodically considering, among other factors, market depth and liquidity, the frequency and dispersion of quotes, the availability of observable transactions, the extent of price corroboration from independent sources and the relevance of unobservable inputs to the measurement. Transfers between levels are recognised in accordance with the Group’s internal policies and reflect changes in input observability or their relative significance.
The Group has a valuation governance and control framework with segregated responsibilities. Business units are responsible for originating and managing financial products, while the independent Risk and/or Valuation functions periodically verify models, market inputs, valuation results, valuation adjustments and the fair value hierarchy classification. This framework includes new‑product approval processes, independent model validation, independent price verification, observability analysis, data‑quality controls and escalation of material issues or exceptions.

January - September 2026	47

Valuation techniques
Valuations obtained from market prices or internal models are adjusted, where appropriate, to reflect the exit price that market participants would consider at the measurement date. These adjustments are part of the fair value measurement and are intended to incorporate risks, costs or uncertainties not fully captured by the price or the valuation technique used.

The main valuation adjustments considered by the Group, where applicable and significant, are as follows:
•Bid-offer and liquidity adjustments: reflect the estimated cost of closing, transferring or hedging positions, especially when the reference valuation is obtained from market mid‑prices or when market depth is limited.

•Input‑uncertainty adjustments: cover dispersion or limited observability of prices, curves, spreads, volatilities, correlations, recovery rates, prepayment rates or other parameters used in valuation.

•Model‑risk adjustments: capture the uncertainty inherent in the valuation methodology, calibration assumptions or the inability to fully replicate an instrument’s risks in the market, especially for complex products or with non‑standard optionalities.

•Counterparty credit risk adjustments (CVA): reflect the risk that the counterparty defaults before the maturity of the transactions, considering expected positive exposure, probability of default, loss severity, netting and collateral arrangements, and the applicable discount curves.

•Own credit risk adjustments on derivatives (DVA): reflect the effect of the Group’s own credit risk in the valuation of derivative liabilities, considering expected negative exposure and relevant own‑credit parameters.

•Funding adjustments (FVA/FFVA): incorporate, where applicable, the impact of funding costs or benefits associated with uncollateralised or partially collateralised components of the OTC derivatives portfolio, in line with the terms that a market participant would consider in valuation.

•Collateral and collateral‑remuneration adjustments: reflect the impact of contractual collateralisation terms, collateral remuneration and the quality of guarantees where not fully captured in the base valuation.

•Own‑credit risk adjustments on liabilities designated at fair value: incorporate the effect of the Group’s own credit quality on certain financial liabilities designated at fair value, in accordance with the applicable accounting framework.

These adjustments are calculated on bases consistent with the Group’s fair value framework and rely, to the extent possible, on observable market information. Where sufficient observable information is not available, duly documented internal estimates are used and are subject to independent validation, verification and ongoing monitoring. The materiality of adjustments and their potential impact on the classification of instruments within the fair value hierarchy are assessed periodically.
When, on initial recognition of a financial instrument measured at fair value, differences exist between the transaction price and the valuation obtained from a model using significant unobservable inputs, such differences are recognised in accordance with the applicable accounting framework, normally deferring recognition in profit or loss until the relevant inputs become observable, cease to be significant, the position is realised, or the period during which unobservability is considered to persist has elapsed.
As of 30 September 2026, the main adjustments recorded are as follows:
•The CVA (Credit Valuation Adjustment) accounted for was EUR 265 million (an increase of 18.3% compared to 31 December 2025) and adjustments of DVA (Debt Valuation Adjustment) was EUR 311 million (an increase of 9.1% compared to 31 December 2025). The increase in CVA was driven by movements in credit markets and growth in certain derivatives portfolios, while the increase in DVA was mainly attributable to a modest widening of credit spreads.
•Valuation adjustments up to EUR 291 million, which suppose a slight reduction of 5.9% compared to 31 December 2025. These adjustments are primarily driven by bid-offer spreads widening, the dispersion of valuation inputs among different price contributors, and the uncertainty associated with certain valuation models. The reduction is due to slight changes in market conditions followed by methodological review of the inputs used to obtain a reasonable valuation of the Group's positions.

48	January - September 2026

Set forth below are the financial instruments at fair value whose measurement was based on internal models (levels 2 and 3) at 30 September 2026 and 31 December 2025:

	EUR million		EUR million
	Fair values calculated using internal models at 30-09-2026 (*)		Fair values calculated using internal models at 31-12-2025 (*)
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS	214,640	22,064	163,796	18,487
Financial assets held for trading	186,017	8,819	139,293	6,496
Loans and receivables (**)	100,414	7,727	67,992	5,185	Present value method	Interest rates, Exchange rates, Credit spreads
Debt instruments	17,836	295	14,456	340	Present value method. Prices observed in inactive markets or for similar assets	Interest rates, Exchange rates, Credit spreads
Equity instruments	3	—	14	—	Net present value. Prices observed in inactive markets or for similar assets	Market prices, Interest rates, Exchange rates, Dividends
Derivatives	67,764	797	56,831	971
Swaps	49,339	437	39,716	551	Cash flow discounting	Interest rates, Credit spreads, Basis, Liquidity
Exchange rate options	1,487	14	1,332	39	Black-Scholes model	Exchange rate, Volatilities, Correlations, Liquidity
Interest rate options	1,778	6	1,490	39	Black-Scholes, SABR and LGM models	Interest rate, Volatilities, Correlations, Liquidity
Index and securities options	1,300	149	439	120	Black-Scholes model	Equity prices, Volatilities, Dividends
Interest rate futures	1,163	20	177	—	Present value method	Interest rate
Other	12,697	171	13,677	222	Present value method, advanced stochastic volatility models. Multifactor models	Interest rate, Exchange rates, Credit spreads, Volatilities, Correlations, Liquidity, Prepayment rates, Recovery rates
Hedging derivatives	5,963	2	3,924	7
Swaps	5,559	2	3,690	7	Cash flow discounting	Interest rates, Credit spreads, Basis, Liquidity
Interest rate options	109	—	91	—	Black-Scholes, SABR and LGM models	Interest rate, Volatilities, Correlations, Liquidity
Other	295	—	143	—	Present value method, advanced stochastic volatility models. Multifactor models	Interest rate, Exchange rates, Credit spreads, Volatilities, Correlations, Liquidity, Prepayment rates, Recovery rates
Non-trading financial assets mandatorily at fair value through profit or loss	2,489	3,241	2,465	2,889
Loans and receivables	1,363	88	1,512	171	Present value method	Interest rates, Exchange rates, Credit spreads
Debt instruments	22	230	54	175	Present value method. Prices observed in inactive markets or for similar assets	Interest rates, Exchange rates, Credit spreads
Equity instruments	1,104	2,923	899	2,543	Net present value. Prices observed in inactive markets or for similar assets	Market prices, Interest rates, Exchange rates, Dividends
Financial assets designated at fair value through profit or loss	4,593	184	5,152	34
Loans and receivables	4,580	77	5,138	14	Present value method	Interest rates, Exchange rates, Credit spreads
Debt instruments	13	107	14	20	Present value method. Prices observed in inactive markets or for similar assets	Interest rates, Exchange rates, Credit spreads
Financial assets at fair value through other comprehensive income	15,578	9,818	12,962	9,061
Loans and receivables (***)	6,142	8,659	6,124	7,902	Present value method	Interest rates, Exchange rates, Credit spreads
Debt instruments	9,427	872	6,819	887	Present value method. Prices observed in inactive markets or for similar assets	Interest rates, Exchange rates, Credit spreads
Equity instruments	9	287	19	272	Net present value. Prices observed in inactive markets or for similar assets	Market prices, Interest rates, Exchange rates, Dividends

January - September 2026	49

LIABILITIES	251,904	1,968	198,377	1,110
Financial liabilities held for trading	179,912	1,180	133,490	864
Deposits	109,321	154	75,563	—	Present value method	Interest rates, Exchange rates, Credit spreads
Derivatives	60,045	1,026	50,248	864
Swaps	41,984	592	33,597	418	Cash flow discounting	Interest rates, Credit spreads, Basis, Liquidity
Exchange rate options	934	18	903	34	Black-Scholes model	Exchange rate, Volatilities, Correlations, Liquidity
Interest rate options	2,912	20	1,951	95	Black-Scholes, SABR and LGM models	Interest rate, Volatilities, Correlations, Liquidity
Index and securities options	2,211	212	1,094	151	Black-Scholes model	Equity prices, Volatilities, Dividends
Interest rate and equity futures	918	11	121	—	Present value method	Interest rates, Equity prices, Dividends
Other	11,086	173	12,582	166	Present value method, advanced stochastic volatility models. Multifactor models	Interest rate, Exchange rates, Credit spreads, Volatilities, Correlations, Liquidity, Prepayment rates, Recovery rates
Short positions	10,546	—	7,679	—
Hedging derivatives	6,264	8	4,229	19
Swaps	5,740	8	4,191	19	Cash flow discounting	Interest rates, Credit spreads, Basis, Liquidity
Interest rate options	—	—	—	—	Black-Scholes, SABR and LGM models	Interest rate, Volatilities, Correlations, Liquidity
Other	524	—	38	—	Present value method, advanced stochastic volatility models. Multifactor models	Interest rate, Exchange rates, Credit spreads, Volatilities, Correlations, Liquidity, Prepayment rates, Recovery rates
Financial liabilities designated at fair value through profit or loss (****)	43,508	534	42,148	—	Present value method	Interest rates, Credit spreads, Prepayment rates
Liabilities under insurance contracts	22,220	246	18,510	227	Actuarial models and present value method	Interest rates, Mortality rates
(*) The internal models of level 2 implement figures based on the parameters observed in the market, while level 3 internal models use significant inputs that are not observable in market data.
(**)     Includes mainly temporary acquisitions/disposals of assets with corporate clients and, to a lesser extent, with central banks.
(***) Includes mainly syndicated loans under the HTC&S business model.
(****) Includes mainly short-term deposits that are managed based on their fair value.

50	January - September 2026

Level 3 financial instruments
Instruments classified as Level 3 are those whose valuation incorporates significant unobservable inputs. Inclusion of an instrument in Level 3 does not necessarily imply that no observable inputs are used in its valuation; it reflects that at least one unobservable input has a significant effect on the fair value measurement of the instrument as a whole.
The Group’s main Level 3 instruments, together with the most relevant unobservable inputs that justify such classification, are as follows:
•Syndicated loans classified at fair value through other comprehensive income, particularly those with a held‑to‑collect and sell (HTC&S) business model, for which credit spreads or certain liquidity adjustments are not directly observable in the market. In some cases the borrower’s prepayment option or the absence of representative transactional prices may be relevant.
•Long‑term repo and reverse‑repo transactions classified as financial assets or liabilities held for trading, whose valuation incorporates financing, liquidity, collateral, remaining tenor or counterparty‑risk parameters that cannot always be corroborated with observable prices for equivalent transactions.
•Unlisted or illiquid equity instruments, included in portfolios at fair value through profit or loss or through other comprehensive income, valued using prices of comparable transactions, net present‑value methods, multiples, fund valuations or internal price estimates, with adjustments for liquidity, transfer restrictions or parameter uncertainty.
•Interest‑rate derivatives with cancellable optionality or long‑dated structures, where parameters such as volatility, curve correlations, mean reversion of interest rates, basis, liquidity or curve extensions beyond observable tenors may be significant.
•Swaps linked to securitisations or other derivatives in which cash‑flow evolution depends on the performance of an underlying portfolio. In these cases, prepayment rates, early amortisation, loss severity or expected portfolio behaviour may constitute significant unobservable inputs.
•Inflation derivatives, particularly when referenced to indices or tenors with limited market liquidity. Relevant inputs include forward inflation curves, inflation volatilities, seasonality and correlations with other market factors.
•Equity derivatives and structured products on indices, shares or baskets, especially long‑dated or on illiquid underlyings. Key unobservable inputs may include long‑term volatilities, expected dividends, correlations between underlyings, volatility skews, liquidity discounts and strike or barrier parameters.
•Foreign‑exchange or interest‑rate derivatives in certain geographies or currencies, mainly when maturities exceed the observable zone of curves, volatilities or correlations, or when local markets do not provide sufficient information for independent corroboration.
•Debt instruments referenced to illiquid rates or spreads, or with contractual structures for which observable prices of comparable instruments do not exist, valued using discounted cash‑flow methods, market proxies, estimated credit curves or liquidity adjustments.
Sensitivity for Level 3 instruments is determined by considering reasonably possible changes in the significant unobservable inputs, in line with the nature of the instrument, data availability and quality, historical experience, market conditions and the Group’s prudent valuation criteria. Potential effects are presented in the corresponding tables, distinguishing between favourable and unfavourable scenarios where such information is significant.
Valuations obtained using internal models could differ if other reasonably possible methods or assumptions were applied regarding interest rates, credit spreads, liquidity, exchange rates, volatilities, correlations, dividends, prepayment rates, house‑price indices or other unobservable inputs. Nevertheless, based on the controls and procedures described, the Group considers that the fair values recognised in the consolidated balance sheet, as well as the results arising from these instruments, are reasonable and reflect the information available at the reporting date.
The net amount recorded in the results of the first nine months of 2026 arising from models whose significant inputs are unobservable market data (level 3) amounted to a loss of EUR 258 million (gain of EUR 75 million in the first nine months of 2025).

January - September 2026	51

The table below shows the effect, at 30 September 2026 and 31 December 2025, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

30-09-2026
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Loans and advances to customers
Repos/Reverse repos	Market proxy	Price / Credit spread	n.a.	n.a.	(12.62)	12.62
Repos/Reverse repos	Present value method	Interest rate curve	(8.80)bps - 69.20bps	0.00bps	(9.23)	1.17
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 10.00%	5.00%	(2.43)	2.43
Government debt	Discounted Cash Flows	Discount curve	0% - 8%	4.00%	(10.47)	10.39
Others	Discounted Cash Flows	Credit spread	10% - 90%	26.60%	(0.97)	0.25
Derivatives
Cap&Floor	Black Scholes model	Volatility	(6.50)bps - 6.50bps	7.00bps	0.00	0.00
EQ Options	EQ option pricing model	Volatility	0% - 70%	35.50%	(0.62)	0.64
EQ Options	Local volatility	Volatility	10% - 90%	50.00%	(14.55)	14.55
Others	Forward estimation	Price	0bps - 15bps	0.08%	(3.42)	3.47
Others	Comm option pricing model	Volatility	0.0% - 70.0%	35.00%	(0.11)	0.11
Others	Discounted Cash Flows	Commodity curve	10.0% - 90.0%	16.9%	0.00	0.00
FX Forward	Forward estimation	Swap Rate	0% - 15%	7.50%	(0.73)	0.73
Fx Options	Fx option pricing model	Volatility	0% - 40%	19.80%	(0.42)	0.41
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	2% - 8%	5.00%	(0.16)	0.16
IR Options	IR option pricing model	Volatility	0% - 30%	14.80%	(0.20)	0.20
IR Options	INF option pricing model	Volatility	0% - 30%	14.90%	(0.52)	0.51
IRS	Discounted Cash Flows	Credit spread	9.30bps - 74.40bps	0.34%	(2.33)	1.42
IRS	Discounted Cash Flows	Swap Rate	1.0% - 99.0%	16.00%	(7.08)	1.28
IRS	Others	Others	5% - n.a.	n.a.	(0.54)	11.37
Property derivatives	Option pricing model	Growth rate	(5.0)% - 5.0%	—	(1.52)	1.52
Securitisation Swap	Discounted Cash Flows	Constant prepayment rates	10.0% - 90.0%	54.00%	11.78	14.40

52	January - September 2026

30-09-2026
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Mortgage portfolio	Black Scholes model	Growth rate	(5)% - 5%	0.00%	(0.12)	0.12
Debt securities
Other debt securities	Others	Inflation Swap Rate	0% - 8%	4.00%	(3.80)	3.78
Non-trading financial assets mandatorily at fair value through profit or loss
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(292.28)	292.28
Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a. - n.a.	n.a.	(24.47)	4.15
Loans	Discounted Cash Flows	Interest rate curve	2.9% - 7.7%	5.30%	0.00	0.00
Loans	Discounted Cash Flows	Margin of a reference portfolio	2.8% - 6.5%	4.7%	(0.84)	0.84
Loans	Present value method	Credit spread	189.50bps - 127.40bps	190.00bps	0.00	0.00
Loans	Market price	Market price	(0.4)% - 0.4%	0.00bps	(7.13)	7.13
Debt securities
Mortgage Letters	Discounted Cash Flows	Others	(1.6)% - 3.9%	1.10%	0.00	0.00
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(28.65)	28.65

January - September 2026	53

30-09-2026
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	44.60%	(0.26)	0.20
FX Options	Volatility option model	Volatility	10% - 90%	46%	(0.56)	0.47
IRS	Discounted Cash Flows	Inflation Swap Rate	10% - 90%	42.8%	0.00	0.00

54	January - September 2026

31-12-2025
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Loans and advances to customers
Repos/Reverse repos	Market proxy	Price / Credit spread	n.a.	n.a.	(10.50)	10.50
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 10%	5.10%	(2.24)	2.29
Government debt	Discounted Cash Flows	Discount curve	0% - 8%	4.00%	(9.21)	9.24
Others	Discounted Cash Flows	Credit spread	10% - 90%	35.50%	(1.32)	0.62
Derivatives
Cap&Floor	Black Scholes model	Volatility	(6.50)bps - 6.50bps	1.00bps	(0.38)	0.52
CCS	Discounted Cash Flows	Credit spread	146.3% - 148.3%	147.30%	(0.01)	0.01
EQ Options	EQ option pricing model	Volatility	0% - 70%	40.50%	(0.17)	0.24
EQ Options	Local volatility	Volatility	10% - 90%	50.00%	(18.86)	18.86
Fx Options	Fx option pricing model	Volatility	0% - 40%	19.80%	(0.50)	0.49
FX Forward	Forward estimation	Swap Rate	0% - 15%	8.10%	(0.01)	0.02
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	2% - 8%	4.90%	(0.18)	0.17
IR Options	IR option pricing model	Volatility	0% - 30%	14.80%	(0.19)	0.19
IR Options	INF option pricing model	Volatility	0% - 30%	14.90%	(0.63)	0.63
IRS	Others	Others	5% - n.a.	n.a.	(11.24)	8.23
IRS	Discounted Cash Flows	Credit spread	19.6% - 127.5%	50.50%	(2.10)	0.84
IRS	Discounted Cash Flows	Inflation Swap Rate	1.0% - 99.0%	99.00%	—	1.41
Others	Forward estimation	Price	60bps - 300bps	179.8bps	(3.48)	3.47
Property derivatives	Option pricing model	Growth rate	(5)% - 5%	0.00%	(2.64)	2.64
Securitisation Swap	Discounted Cash Flows	Constant prepayment rates	10% - 90%	50.00%	—	—
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0.1% - 3%	1.60%	(0.12)	0.12
Mortgage portfolio	Black Scholes model	Growth rate	(5)% - 5%	0.00%	(0.23)	0.23

January - September 2026	55

31-12-2025
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Debt securities
Other debt securities	Others	Inflation Swap Rate	0% - 8%	4.10%	—	—
Non-trading financial assets mandatorily at fair value through profit or loss
Debt securities
Property securities	Probability weighting	Growth rate	(5)% - 5%	0.00%	(0.11)	0.11
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(254.29)	254.29
Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a.	n.a.	(2.33)	2.33
Loans	Discounted Cash Flows	Interest rate curve	6.1% - 7.2%	6.6%	—	0.00
Loans	Discounted Cash Flows	Margin of a reference portfolio	3.3% - 6.5%	5%	(0.25)	0.25
Loans	Present value method	Credit spread	121.9bps - 174.7 bps	121.9bps	(1.60)	—
Loans	Market price	Market price	(0.3)% - 0.1%	(0.30)%	(2.70)	0.54
Debt securities
Mortgage Letters	Discounted Cash Flows	Mortgage Letters	3.4% - 5.5%	4.50%	—	—
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(27.16)	27.16
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	43.80%	(0.09)	0.07
FX Options	Volatility option model	Volatility	10% - 90%	42.30%	(0.33)	0.22
IRS	Discounted Cash Flows	Inflation Swap Rate	1% - 99%	50.40%	(1.38)	1.40
IRS	Discounted Cash Flows	Credit spread	8.4bps - 19.2bps	10.70bps	(2.42)	0.66
1. For each instrument, the valuation technique is shown, the unobservable inputs described in the "Main unobservable inputs" column under probable scenarios, variation range, average value and impact resulting from valuing the position in the established maximum and minimum range.
2. The breakdown of impacts is shown by type of instrument and unobservable inputs.
3. The estimation of the range of variation of the unobservable inputs has been carried out taking into account plausible movements of said parameters depending on the type of instrument.
4. Zero impacts from fully hedged or back-to-back transactions have not been included in this exercise.

56	January - September 2026

Lastly, the changes in the financial instruments classified as level 3 in the first nine months of 2026 and 2025 were as follows:

	01-01-2026	Changes						30-09-2026
EUR million	Fair value calculated using internal models (Level 3)	Purchases/Issuances	Sales/Amortisation	Changes in fair value recognized in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	6,496	7,371	(5,159)	230	—	(168)	49	8,819
Central Banks	441	826	(441)	14	—	—	—	840
Credit institutions	152	5	(152)	—	—	—	—	5
Customers	4,592	6,375	(4,155)	61	—	(1)	10	6,882
Debt instruments	340	114	(179)	(1)	—	6	15	295
Trading derivatives	971	51	(232)	156	—	(173)	24	797
Swaps	551	1	(51)	68	—	(133)	1	437
Exchange rate options	39	—	—	3	—	(31)	3	14
Interest rate options	39	—	(38)	5	—	—	—	6
Index and securities options	120	—	(3)	43	—	(12)	1	149
Securities and interest rate futures	—	—	—	20	—	—	—	20
Other	222	50	(140)	17	—	3	19	171
Hedging derivatives (Assets)	7	—	—	(3)	—	(9)	7	2
Swaps	7	—	—	(3)	—	(9)	7	2
Financial assets designated at fair value through profit or loss	34	157	(7)	(2)	—	(1)	3	184
Loans and advances to customers	14	57	(7)	13	—	(1)	1	77
Debt instruments	20	100	—	(15)	—	—	2	107
Non-trading financial assets mandatorily at fair value through profit or loss	2,889	266	(295)	68	—	(35)	348	3,241
Loans and advances to customers	171	2	—	(60)	—	(36)	11	88
Debt instruments	175	51	(9)	(8)	—	1	20	230
Equity instruments	2,543	213	(286)	136	—	—	317	2,923
Financial assets at fair value through other comprehensive income	9,061	6,635	(6,016)	—	(30)	95	73	9,818
Loans and advances to customers	7,902	6,559	(5,799)	—	(43)	64	(24)	8,659
Debt instruments	887	44	(162)	—	(3)	31	75	872
Equity instruments	272	32	(55)	—	16	—	22	287
TOTAL ASSETS	18,487	14,429	(11,477)	293	(30)	(118)	480	22,064
Financial liabilities held for trading	864	253	(423)	561	—	(101)	26	1,180
Credit institutions	—	143	—	—	—	—	—	143
Customers	—	11	—	—	—	—	—	11
Trading derivatives	864	99	(423)	561	—	(101)	26	1,026
Swaps	418	68	(53)	359	—	(207)	7	592
Exchange rate options	34	—	—	(9)	—	(10)	3	18
Interest rate options	95	—	(3)	7	—	(80)	1	20
Index and securities options	151	—	(254)	116	—	199	—	212
Securities and interest rate futures	—	—	—	10	—	1	—	11
Others	166	31	(113)	78	—	(4)	15	173
Hedging derivatives (Liabilities)	19	—	—	4	—	(15)	—	8
Swaps	19	—	—	4	—	(15)	—	8
Financial liabilities designated at fair value through profit or loss	—	543	1	(11)	—	1	—	534
Liabilities under insurance contracts	227	—	—	(3)	—	—	22	246
TOTAL LIABILITIES	1,110	796	(422)	551	—	(115)	48	1,968

January - September 2026	57

	01-01-2025	Changes						30-09-2025
EUR million	Fair value calculated using internal models (Level 3)	Purchases/Issuances	Sales/Amortisation	Changes in fair value recognized in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	3,930	3,985	(2,802)	203	—	(41)	(22)	5,253
Central Bank	—	437	—	29	—	—	—	466
Credit institutions	769	57	(744)	—	—	—	—	82
Customers	1,801	3,168	(1,711)	44	—	4	(1)	3,305
Debt instruments	413	105	(221)	(13)	—	(16)	47	315
Equity instruments	—	—	—	—	—	—	—	—
Trading derivatives	947	218	(126)	143	—	(29)	(68)	1,085
Swaps	556	2	(72)	9	—	4	116	615
Exchange rate options	2	—	—	—	—	(17)	15	—
Interest rate options	30	—	—	5	—	17	(18)	34
Index and securities options	241	82	(35)	137	—	(53)	(114)	258
Interest rate futures	—	—	(14)	1	—	(6)	19	—
Other	118	134	(5)	(9)	—	26	(86)	178
Hedging derivatives (Assets)	20	—	—	(7)	—	(1)	(1)	11
Swaps	20	—	—	(7)	—	(1)	(1)	11
Financial assets designated at fair value through profit or loss	106	—	—	(14)	—	—	(49)	43
Loans and advances to customers	20	—	—	(2)	—	—	—	18
Debt instruments	86	—	—	(12)	—	—	(49)	25
Non-trading financial assets mandatorily at fair value through profit or loss	2,588	338	(118)	8	—	(247)	(66)	2,503
Loans and advances to customers	505	16	(3)	(78)	—	(223)	(28)	189
Debt instruments	242	3	(8)	11	—	—	(56)	192
Equity instruments	1,841	319	(107)	75	—	(24)	18	2,122
Financial assets at fair value through other comprehensive income	8,675	7,768	(5,777)	—	(89)	162	(1,156)	9,583
Loans and advances to customers	7,253	7,186	(5,266)	—	(27)	202	(1,148)	8,200
Debt instruments	1,047	568	(507)	—	(68)	(40)	80	1,080
Equity instruments	375	14	(4)	—	6	—	(88)	303
TOTAL ASSETS	15,319	12,091	(8,697)	190	(89)	(127)	(1,294)	17,393
Financial liabilities held for trading	934	210	(223)	106	—	(108)	25	944
Credit institutions	—	57	—	—	—	—	1	58
Customers	—	17	—	—	—	—	—	17
Trading derivatives	934	136	(223)	106	—	(108)	24	869
Swaps	479	6	(83)	(63)	—	(49)	98	388
Interest rate options	79	—	(25)	11	—	(23)	29	71
Index and securities options	294	31	(109)	112	—	(4)	(61)	263
Exchange rate options	—	—	(1)	—	—	(14)	15	—
Securities and interest rate futures	—	—	—	25	—	(19)	19	25
Others	82	99	(5)	21	—	1	(76)	122
Hedging derivatives (Liabilities)	12	—	(2)	17	—	(4)	1	24
Swaps	12	—	—	17	—	(4)	(1)	24
Interest rate options		—	(1)	1	—	—	—	—
Financial liabilities designated at fair value through profit or loss	160	—	(44)	—	—	(115)	(1)	—
Liabilities under insurance contracts	246	—	—	(8)	—	—	7	245
TOTAL LIABILITIES	1,352	210	(269)	115	—	(227)	32	1,213

58	January - September 2026

17.   Regulatory financial reporting framework
These interim condensed consolidated financial statements are presented on the basis of the regulatory financial reporting framework applicable to Grupo Santander in Spain (see Note 1.b).

January - September 2026	59

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: 30 October 2026	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer